UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended June 30, 2009
Commission File Number 001—32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Part I — FINANCIAL INFORMATION
Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Part III — RISK FACTORS
SIGNATURE

WNS (Holdings) Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No: 333-136168).
Conventions used in this Report
In this report, references to “US” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$” or “dollars” or “US dollars” are to the legal currency of the US and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. References to “GBP” or “pounds sterling” or “£” are to the legal currency of the UK and references to “EUR” or “€ ” are to Euros. References to “pence” are to the legal currency of Jersey, Channel Islands. Our financial statements are presented in US dollars and are prepared in accordance with US generally accepted accounting principles, or US GAAP. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
We also refer in various places within this report to “revenue less repair payments,” which is a non-GAAP measure that is calculated as revenue less payments to automobile repair centers and more fully explained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP.
Special note regarding forward looking statements
This report contains “forward-looking statements” that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Those statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be materially incorrect. These factors include but are not limited to:
•	worldwide economic and business conditions;

•	political or economic instability in the jurisdictions where we have operations

•	regulatory, legislative and judicial developments;

•	our ability to attract and retain clients;

•	technological innovation;

•	telecommunications or technology disruptions;

•	future regulatory actions and conditions in our operating areas;

•	our dependence on a limited number of clients and a limited number of industries;

•	our ability to expand our business or effectively manage growth;

•	our ability to hire and retain enough sufficiently trained employees to support our operations;

•	negative public reaction in the US or the UK to offshore outsourcing;

•	increasing competition in the business process outsourcing industry;

•	our ability to successfully grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Aviva Global Services Singapore Pte. Ltd. (which we have renamed as WNS Customer Solutions (Singapore) Private Limited following our acquisition), or Aviva Global, and our master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS, as described below; and

•	our ability to successfully consummate strategic acquisitions.
These and other factors are more fully discussed in our other filings with the Securities and Exchange Commission, or the SEC, including in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our annual report on Form 20-F for our fiscal year ended March 31, 2009. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions of any of these forward-looking statements to reflect future events or circumstances.

Part I — FINANCIAL INFORMATION
WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share and per share data)

	June 30,	March 31,
	2009	2009
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$50,347	$38,931
Bank deposits and marketable securities	—	8,925
Accounts receivable, net of allowance of $2,087 and $1,935, respectively	72,416	61,257
Accounts receivable — related parties	344	64
Funds held for clients	7,418	5,379
Employee receivables	1,098	745
Prepaid expenses	3,014	2,082
Prepaid income taxes	6,239	5,768
Deferred tax assets	1,691	1,743
Other current assets	29,080	38,647

Total current assets	171,647	163,541
Goodwill	91,179	81,679
Intangible assets, net	212,808	217,372
Property and equipment, net	57,335	55,992
Other assets	11,944	11,449
Deposits	6,963	6,309
Deferred tax assets	18,152	15,584

TOTAL ASSETS	$570,028	$551,926

LIABILITIES AND EQUITY
Current liabilities:
Account payable	$33,411	$30,879
Accounts payable — related parties	—	42
Current portion of long term debt	45,000	45,000
Short term line of credit	4,552	4,331
Accrued employee costs	20,859	23,754
Deferred revenue	5,229	5,583
Income taxes payable	3,916	3,995
Accrual for earn out payment	1,168	—
Accrued expenses	36,016	31,194
Other current liabilities	23,952	22,932

Total current liabilities	174,103	167,710
Long term debt	150,000	155,000
Deferred revenue	4,314	3,561
Other liabilities	5,403	1,967
Accrued pension liability	2,857	2,570
Deferred tax liabilities	10,029	9,946
Derivative contracts	21,232	23,163

TOTAL LIABILITIES	367,938	363,917
Commitments and contingencies
WNS (Holdings) Limited shareholders’ equity:
Ordinary shares, $0.16 (10 pence) par value, authorized:
50,000,000 shares; issued and outstanding: 42,819,656 and 42,607,403 shares, respectively	6,699	6,667
Additional paid-in capital	187,256	184,122
Retained earnings	47,984	46,917
Accumulated other comprehensive loss	(39,740)	(49,710)

WNS (Holdings) Limited shareholders’ equity	202,199	187,996
Noncontrolling interest	(109)	13

Total equity	202,090	188,009

TOTAL LIABILITIES AND EQUITY	$570,028	$551,926

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
(Amounts in thousands, except per share data)

	Three months ended
	June 30,
	2009	2008

Revenue
Third parties	$135,893	$122,036
Related parties	802	908

	136,695	122,944
Cost of revenue	99,509	98,487

Gross profit	37,186	24,457
Operating expenses
Selling, general and administrative expenses	20,766	18,195
Amortization of intangible assets	8,200	1,469

Operating income	8,220	4,793
Other expense, net	2,824	1,514
Interest expense	4,116	147

Income before income taxes	1,280	3,132
Provision (benefit) for income taxes	327	(208)

Consolidated net income	953	3,340

Less: Net loss attributable to noncontrolling interest	(114)	—

Net income attributable to WNS (Holdings) Limited shareholders	$1,067	$3,340

Earnings per share of ordinary shares
Basic	$0.02	$0.08

Diluted	$0.02	$0.08

See accompanying notes.

WNS (HOLDINGS) LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Amounts in thousands)

	Three months ended
	June 30,
	2009	2008

Cash flows from operating activities
Net cash provided by (used in) operating activities	$7,417	$(2,012)

Cash flows from investing activities
Acquisitions, net of cash received	—	(26,851)
Facility and property cost	(3,766)	(2,429)
Proceeds from sale of assets, net	301	102
Marketable securities and deposits sold	9,226	4,816

Net cash provided by (used in) investing activities	5,761	(24,362)

Cash flows from financing activities
Proceeds from exercise of stock options	107	641
Excess tax benefits from share-based compensation	498	506
Repayment of long term debt	(5,000)	—
Payment of debt issuance cost	(47)	—
Principal payments under capital leases	(45)	(3)
Repayment of short term line of credit	(439)	(1,210)

Net cash used in financing activities	(4,926)	(66)

Effect of exchange rate changes on cash and cash equivalents	3,164	(2,920)

Net change in cash and cash equivalents	11,416	(29,360)
Cash and cash equivalents at beginning of period	38,931	102,698

Cash and cash equivalents at end of period	$50,347	$73,338

See accompanying notes.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
1. Basis of presentation
The accompanying unaudited condensed consolidated financial statements of WNS (Holdings) Limited (the “Company” or “WNS”) have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and with the instructions of Rule 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended June 30, 2009 are not necessarily indicative of the results that may be expected for the year ending March 31, 2010.
The balance sheet at March 31, 2009 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by US GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto of the Company for the year ended March 31, 2009.
Previous period amounts have been reclassified for the adoption of Financial Accounting Standards Board (“FASB”), statement of financial accounting standards (“SFAS”) No. 160, “Non-controlling interests in consolidated financial statements, an amendment to ABR No. 51” (“SFAS No. 160”) (Refer to Note 2 below).
2. Adoption of new accounting principles
Effective April 1, 2009, the Company adopted SFAS No. 160 in respect of the noncontrolling interest in the operations of WNS Philippines, Inc. and the profits or losses associated with the non-controlling interest in these operations. The adoption of SFAS No. 160 has resulted in the reclassification of amounts previously attributable to minority interest (now referred to as non-controlling interest) to a separate component of shareholders’ equity on the balance sheets. Additionally, (i) net income includes net income or loss attributable to non-controlling interest and (ii) the components of net income attributable to the shareholders of the Company and the net income attributable to non-controlling interest are displayed in the statements of income. As a result of adopting SFAS No. 160, the net income attributable to the Company’s shareholders for the three months ended June 30, 2009 was higher by $101.
Effective April 1, 2009, the Company adopted FASB SFAS No. 165, “Subsequent Events” (“SFAS No. 165”). SFAS No. 165 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued (subsequent events). These standards are largely the same guidance on subsequent events which previously existed only in auditing literature. SFAS No. 165 also requires disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. For purposes of this interim financial information, August 4, 2009 is the date through which subsequent events have been evaluated and represents the date the financial statements were issued.
Effective April 1, 2009, the Company adopted the provisions of SFAS 141(R), “Business Combinations (revised 2007)” (“SFAS No. 141(R)”). SFAS No. 141(R) retains the underlying concepts of SFAS No. 141, “Business Combinations” (“SFAS No. 141”) in that all business combinations are still required to be accounted for at fair value under the acquisition method of accounting, but changes the method of applying the acquisition method in a number of significant aspects. Acquisition costs will generally be expensed as incurred; noncontrolling interests will be valued at fair value at the acquisition date; in-process research and development will be recorded at fair value as an indefinite-lived intangible asset at the acquisition date; restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date; and changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally will affect income tax expense. SFAS No. 141(R) is effective on a prospective basis for all of our business combinations for which the acquisition date is on or after April 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS No. 141(R) amends SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”) such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) would also apply the provisions of SFAS 141(R).
In April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, “ Recognition and Presentation of Other-Than-Temporary Impairments ” (“FSP 115-2”). FSP 115-2 was issued contemporaneously with FSP FAS 157-4, “ Determining Fair Value When the Volume and Level of Activity for the Asset or Liability has Significantly Decreased and Identifying Transactions that are Not Orderly” (“FSP 157-4”) and FSP FAS 107-1 and APB 28-1, “Interim Disclosures About Fair Value of Financial Instruments ” (“FSP 107-1”). FSP 115-2 establishes a new model for measuring other- than-temporary impairments for debt securities, including establishing criteria for when to recognize a write-down through earnings versus other comprehensive income. FSP 157-4 clarifies the objective and method of fair value measurement even when there has been a significant decrease in market activity for the asset being measured. FSP 107-1 expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, to interim periods. Adoption of FSP 115-2 and FSP 157-4 did not have any impact on the Company’s results of operations, cash flows or financial position. Adoption of FSP 107-1 resulted in increased disclosures in the interim periods (Refer to Note 11 for the additional disclosures).

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
3. Acquisitions
AVIVA Global Services Singapore Private Limited (“Aviva Global”)
On July 11, 2008, the Company entered into a transaction with Aviva International Holdings Limited (“AVIVA”), comprising a share sale and purchase agreement (“SSPA”) and a master services agreement with Aviva Global Services (Management Services) Private Limited (“AVIVA MSA”). Pursuant to the SSPA with AVIVA, the Company acquired all the shares of Aviva Global Services Singapore Private Limited (“Aviva Global”) in July 2008. This acquisition expanded the Company’s market share in target industries, extended the Company’s scale and bolstered the Company’s service offerings in the insurance industry. The final purchase price paid to AVIVA for the acquisition of Aviva Global and its subsidiaries was $249,093, including direct transaction costs of $8,200.
On August 3, 2009, the Company completed the final settlement and agreed to pay AVIVA approximately £3,177 ($5,282) for certain liabilities of Aviva Global that existed as of the date of its acquisition and the net asset value settlement for Customer Operational Solutions (Chennai) Private Limited, Noida Customer Operation Private Limited and Ntrance Global Services Private Limited arising out of the sale and purchase agreements. The payment of this liability will be made in 18 monthly equal installments commencing December 2009.
Pursuant to the final settlement, the allocation of total cost of acquisition to the assets acquired and liabilities assumed has been finalized based on a determination their fair values. The liability assumed on final settlement has been recorded at present value, discounted using appropriate interest rates. The purchase price allocation resulted in a negative goodwill amounting to $1,004 which was adjusted on a pro-rata basis to intangible assets and property and equipment.
The following table summarizes the allocation:

Amount
Cash	$17,118
Accounts receivable	16,172
Other assets	12,076
Property and equipment	15,912
Intangible assets
— Customer relationships	46,301
— Customer contracts	177,247
— Leasehold benefits	1,835
Current liabilities	(25,472)
Other liabilties	(3,128)
Deferred tax liability	(8,968)

Total purchase consideration	$249,093

The Company has valued intangible for customer contracts and customer relationships using the income approach by discounting future cash flows and tax amortization benefit. The customer relationships and customer contracts are being amortized over the duration of the AVIVA MSA, being a period of eight years and four months.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
Business Applications Associates Limited (“BizAps”)
On June 12, 2008, the Company acquired all outstanding shares of Business Applications Associates Limited (“BizAps”), a provider of systems applications and products (“SAP”) solutions to optimize enterprise resource planning (“ERP”) functionality for finance and accounting processes. The results of operations of BizAps have been included in the Company’s consolidated statement of income from June 1, 2008. The purchase price for the acquisition was a cash payment of £5,000 ($9,749) plus direct transaction costs of $469. The consideration also included a contingent earn-out consideration of up to of £4,500 ($9,000) based on satisfaction of certain performance obligation over a two-year period as set out in the share purchase agreement. The initial purchase consideration of $10,218 was allocated as intangible assets of $5,927 and net tangible assets of $624 based on a determination of their fair value, with the residual $3,667 allocated to goodwill.
Consequent to the satisfaction of certain performance obligations for the 12 month period ended June 30, 2009, the Company has recorded a liability of $1,168 towards earn-out consideration as on June 30, 2009. Such amount was recorded as an addition to goodwill.
On August 1, 2009, the Company and the sellers entered into an agreement to amend certain earn-out provisions. The Company has concluded that such amendments are not substantive.
Chang Limited (together with its subsidiary Call 24-7 Limited, “Call 24-7”)
On April 7, 2008, the Company completed the acquisition of the entire share capital of Chang Limited, UK along with its subsidiary, Call 24-7 Limited, the key operating entity (collectively referred to as “Call 24-7”). Call 24-7 provides a consolidated suite of services towards accident management, including credit hire and credit repair for “Non-fault” repairs business. Non-fault services are mainly credit hire and credit repair services provided when an individual has an accident where they are not at fault but have a damaged car which needs repairing. The car is repaired at no cost to the customer, with the bill being paid for by the insurance company of the at-fault parties. The results of operations of Call 24-7 have been included in the Company’s consolidated statement of income from April 1, 2008.
The purchase consideration of $15,071 was allocated as intangible assets of $7,519 and net liabilities of $6,131 based on a determination of their fair value, with the residual $13,683 allocated to goodwill.
4. Stock-based compensation
The fair value of restricted share units (“RSUs”) granted during the three months ended June 30, 2009 and 2008 was estimated at the date of grant using the following weighted average assumptions:

	Three months ended
	June 30,
	2009	2008
Expected life (in years)	2.4	2
Risk free interest rate	1.4%	2.2%
Volatility	54.8%	32.1%
Dividend yield	0%	0%
Share-based compensation expense during the three months ended June 30, 2009 and 2008 are as follows:

	Three months ended
	June 30,
	2009	2008
Share-based compensation recorded in
— Cost of revenue	$876	$798
— Selling, general and administrative expenses	2,420	2,266

Total share-based compensation expense	3,296	3,064
Estimated income tax benefit	(803)	(641)

Share-based compensation expense, net of estimated taxes	$2,493	$2,423

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
((UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
5. Comprehensive income (loss)
Components of comprehensive income (loss) for the three months ended June 30, 2009 and 2008 are as follows:

	Three months ended
	June 30,
	2009	2008

Net income	$953	$3,340
Cumulative translation adjustment	18,117	(5,975)
Change in fair value of cash flow hedges	(9,717)	(14,557)
Change in fair value of interest rate swaps	1,461	—
Unrecognized actuarial loss on pension liability	101	(72)

Total comprehensive income (loss)	10,915	(17,264)
Less : Comprehensive loss attributable to non-controlling interest	(122)	—

Comprehensive income (loss) attributable to WNS (Holdings) Limited Shareholders	$11,037	$(17,264)

6. Capital structure
The following table sets forth the movement of the number of ordinary shares:

	Three months ended
	June 30,
	2009	2008

Shares outstanding at the beginning of the period	42,607,403	42,363,100
Shares issued upon exercise of options	212,253	96,959

Shares outstanding at the end of the period	42,819,656	42,460,059

7. Income per share of ordinary shares
The following table sets forth the computation of basic and diluted net income per share:

	Three months ended
	June 30,
	2009	2008
Numerator:
Net income attributable to WNS (Holdings) Limited shareholders	$1,067	$3,340
Denominator:
Basic weighted average ordinary shares outstanding	42,733,867	42,406,786
Dilutive impact of equivalent stock options outstanding	618,506	1,095,883

Diluted weighted average ordinary shares outstanding	43,352,373	43,502,669

The Company computes net income per share of ordinary shares in accordance with SFAS No. 128, “Earnings per Share”. The computation of net income per ordinary share was determined by dividing net income by the weighted average ordinary shares outstanding during the respective periods.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
8. Retirement benefits
Defined contribution plan
The following table sets forth the Company’s contribution to defined contribution plans:

	Three months ended
	June 30,
	2009	2008
Provident fund — India	$1,298	$1,368
Pension scheme — UK	122	212
401(k) Plan — US	130	126

	$1,550	$1,706

Defined benefit plan — gratuity
The following table sets forth the net periodic cost recognized by the Company in respect of gratuity payments under the Company’s gratuity plans covering eligible employees of the Company in India and Sri Lanka.

	Three months ended
	June 30,
	2009	2008
Net periodic gratuity cost
Service cost	$262	$150
Interest cost	85	55
Expected return on plan assets	(9)	(17)
Recognized net actuarial loss	59	62

Net periodic gratuity cost for the period	$397	$250

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
9. Segments
The Company has several operating segments including travel, insurance, auto claims (WNS Assistance and Call 24-7) and others. The Company believes that the business process outsourcing services that it provides to customers in industries other than auto-claims such as travel, insurance and others are similar in terms of services, service delivery methods, use of technology, and long-term gross profit and hence meet the aggregation criteria under SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”). WNS Assistance and Call 24-7 (“WNS Auto Claims BPO”), which provide automobile claims handling services, do not meet the aggregation criteria under SFAS No. 131. Accordingly, the Company has determined that it has two reportable segments “WNS Global BPO” and “WNS Auto Claims BPO”.
In order to provide accident management services, the Company arranges for the repair through a network of repair centers. Repair costs paid to automobile repair centers are invoiced to customers and recognized as revenue. The Company uses revenue less repair payments for “Fault” repairs as a primary measure to allocate resources and measure segment performance. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. For “Non-fault repairs”, revenue including repair payments is used as a primary measure. As the Company provides a consolidated suite of accident management services including credit hire and credit repair for its “Non-fault” repairs business, the Company believes that measurement of that line of business has to be on a basis that includes repair payments in revenue. The Company believes that the presentation of this non-GAAP measure in the segmental information provides useful information for investors regarding the segment’s financial performance. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with US GAAP.
During the three month period ended June 30, 2009, the Company has begun to classify other income (expense), interest expense and income tax expense to the WNS Global BPO and WNS Auto Claims segments because in management’s view such presentation is more representative of the respective segments performance. Segment disclosures for the prior comparable period have been changed to give effect to this new classification.
Segmental information for the three-months ended June 30, 2009 and 2008 are as follows:

	Three months ended June 30, 2009
	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments (a)	Total

Revenue from external customers	$85,375	$51,320	$—	$136,695

Segmental revenue	$85,695	$51,320	$(320)	$136,695
Payments to repair centers	—	38,209	—	38,209

Revenue less repair payments	85,695	13,111	(320)	98,486

Depreciation	5,089	217	—	5,306
Other costs	63,150	10,477	(320)	73,307

Segment operating income	17,456	2,417	—	19,873
Other expense (income), net	3,012	(188)	—	2,824
Interest expense	4,014	102	—	4,116

Segment income before income taxes	10,430	2,503	—	12,933
Provision (benefit) for income taxes	(416)	743	—	327

Segment net income	10,846	1,760	—	12,606

Unallocated share-based compensation expense (including related fringe benefit taxes — $157)				3,453
Amortization of intangible assets				8,200

Consolidated net income				953
Less: Net loss attributable to noncontrolling interest				(114)

Net income attributable to WNS (Holdings) Limited shareholders				$1,067

Capital expenditure	$2,878	888	$—	$3,766

Segment assets, net of eliminations	$477,141	$92,887	$—	$570,028

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)

	WNS Global	WNS Auto	Inter
	BPO	Claims BPO	Segments (a)	Total

Revenue from external customers	$65,485	$57,459	$—	$122,944

Segmental revenue	$65,670	$57,459	$(185)	$122,944
Payments to repair centers	—	40,724	—	40,724

Revenue less repair payments	65,670	16,735	(185)	82,220

Depreciation	4,484	337	—	4,821
Other costs	55,268	12,621	(185)	67,704

Segment operating income	5,918	3,777	—	9,695
Other expenses (income), net	1,684	(171)	—	1,513
Interest expense	—	147	—	147

Segment income before income taxes	4,234	3,801	—	8,035
Provision (benefit) for income taxes	(1,040)	832	—	(208)

Segment net income	5,274	2,969	—	8,243

Unallocated share-based compensation expense (including related fringe benefit taxes — $370)				3,434
Amortization of intangible assets				1,469

Consolidated net income				3,340
Less: Net loss attributable to noncontrolling interest				—

Net income attributable to WNS (Holdings) Limited shareholders				$3,340

Capital expenditure	$2,368	61	$—	$2,429

Segment assets, net of eliminations	$263,781	$97,458	$—	$361,239

10. Other (expense), net
Components of other (expense) for the three months ended June 30, 2009 and 2008 are as follows:

	Three months ended
	June 30,
	2009	2008
Interest income	$122	$691
Foreign exchange loss, net	(3,251)	(2,483)
Other income	305	278

Total other (expense), net	$(2,824)	$(1,514)

11. Fair value measurement
In accordance with SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) the Company measures cash equivalents, marketable securities and derivative instruments at fair value. Cash equivalents and marketable securities are primarily classified within Level 1 or Level 2. This is because the cash equivalents and marketable securities are valued primarily using quoted market prices or alternative pricing sources and models utilizing market observable inputs. The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments in inactive markets.
The Company adopted SFAS No. 157 as of April 1, 2008, with the exception of the application of the statement to non-recurring nonfinancial assets and nonfinancial liabilities, which was delayed by FSP FAS 157-2, “Effective Date of FASB Statement No. 157” to fiscal years beginning after November 15, 2008, which the Company adopted as of April 1, 2009. As of June 30, 2009, the Company did not have any significant non-recurring measurements of nonfinancial assets and nonfinancial liabilities.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
Assets and liabilities measured at fair value are summarized below:

		Fair value measurement at reporting date using
		Quoted prices in	Significant
		active markets	other	Significant
		for identical	observable	unobservable
	June 30,	assets	inputs	inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Assets
Derivative contracts
— current	$8,461	$—	$8,461	$—
— non current	6,470	—	6,470	—

Total Assets	$14,931	$—	$14,931	$—

Liabilities
Derivative contracts
— current	$14,258	$—	$14,258	$—
— non current	10,045	—	10,045	—

Total liabilities	$24,303	$—	$24,303	$—

		Fair value measurement at reporting date using
		Quoted prices in	Significant
		active markets	other	Significant
		for identical	observable	unobservable
	March 31,	assets	inputs	inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)
Assets
Marketable securities — current	$8,925	$8,925	$—	$—
Derivative contracts
— current	20,102	—	20,102	—
— non current	6,795	—	6,795	—

Total Assets	$35,822	$8,925	$26,897	$—

Liabilities
Derivative contracts
— current	$16,495	$—	$16,495	$—
— non current	10,393	—	10,393	—

Total liabilities	$26,888	$—	$26,888	$—

Effective April 1, 2009, the Company adopted FSP 107-1, which expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107 to interim periods. The carrying amounts reported in the balance sheets for cash and cash equivalents, bank deposits and marketable securities, accounts receivable, employee receivables, other current assets, accounts payable, short term line of credit, accrued expenses and other current liabilities approximate their fair values due to the short-term maturity of these items. The carrying amount reported in the balance sheet for long term debt approximates its fair value since the debt is a variable rate debt. The fair value of outstanding financing and rental commitments is expected to equal the amounts funded since risks associated with changes in interest rates on these commitments are mitigated by the fact that interest rates are variable during the commitment term and are set at the date of funding based on current market conditions, the fair value of the underlying collateral and the credit worthiness of the customers.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
12. Debt
Long term debt
Long term debt represents the syndicated term loan facility taken in July 2008 for funding the Aviva Global transaction. The outstanding balance of the long term loan was $195,000 as at June 30, 2009. The term loan bears interest at three month US dollar LIBOR plus a margin of 3.5% per annum (3% through January 9, 2009), payable on a quarterly basis. The variable interest rate at June 30, 2009 was 4.61% per annum. The Company has entered into interest rate swap agreements to effectively convert the term loan into a fixed-rate debt. The effective fixed interest rate on the term loan at June 30, 2009 was 7.31% per annum.
The loan is repayable in eight semi-annual installments with the first installment due on July 10, 2009. The Company has an option to prepay the whole or a part of the debt without any prepayment penalty by giving ten days’ prior notice to the lenders. Pursuant to the prepayment option, the Company prepaid $5,000 on April 14, 2009 and another $5,000 on July 10, 2009. The Company also repaid the first scheduled repayment instalment of the loan of $20,000 on July 10, 2009.
Indebtedness under the facility agreement is collateralized by a pledge of shares of certain subsidiaries within the WNS group of companies, and the agreement contains certain restrictive covenants on the indebtedness of the Company, total borrowings to tangible net worth ratio, total borrowings to EBITDA ratio, a minimum interest coverage ratio and ratio of amounts outstanding under the facility agreement to the business value of Aviva Global. As at June 30, 2009, the Company is in compliance with such covenants.
13. Derivative instruments and hedging activities
The Company is exposed to certain risks relating to its ongoing business operations. The primary risks managed by using derivative instruments are foreign currency exchange risk and interest rate risk. Forward contracts on various foreign currencies are entered into to manage the foreign currency exchange rate risk on forecasted revenue denominated in foreign currencies. Interest rate swaps are entered into to manage interest rate risk associated with the Company’s floating rate borrowings.
In accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), the Company recognizes all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments qualify for hedge accounting when the instrument is designated as a hedge; the hedged item is specifically identifiable and exposes the Company to risk; and it is expected that a change in fair value of the derivative instrument and an opposite change in the fair value of the hedged item will have a high degree of correlation. For derivative instruments where hedge accounting is applied, the Company records the effective portion of derivative instruments that are designated as cash flow hedges in accumulated other comprehensive income (loss) (“AOCI”) in the accompanying consolidated statements of shareholders’ equity, which is reclassified into earnings in the same line item associated with the hedged item and in the same period during which the hedged item affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any (i.e., the ineffectiveness portion) or hedge components excluded from the assessment of effectiveness, and changes in fair value of other derivative instruments not designated as qualifying hedges is recorded in other income in the consolidated statements of income. Cash flows from the derivative instruments are classified within cash flows from operating activities in the accompanying consolidated statements of cash flows.
The Company adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” effective January 1, 2009. Accordingly, disclosures related to effects of derivative instruments and related hedged items on the Company’s statements of income and cash flows have been provided only for the three months ended June 30, 2009.
Cash flow hedges
The Company has instituted a foreign currency cash flow hedging program to protect against the reduction in value of forecasted foreign currency cash flows resulting from forecasted revenue of up to two years denominated in foreign currencies. The Company’s subsidiary in Mauritius uses foreign currency forward and option contracts designated as cash flow hedges to hedge its forecasted revenue transactions denominated in a currency other than its functional currency. The operating subsidiaries in India and the Philippines also hedge a part of their forecasted inter-company revenue denominated in US dollar, British Pound and Euro, with foreign currency forward and option contracts. These hedges mature on a monthly basis and the hedging contracts have a term of up to two years. When the functional currency of the subsidiary strengthens against a currency other than its functional currency, the decline in value of future foreign currency revenue is offset by gains in the value of the derivative contracts designated as hedges. Conversely, when the functional currency of the subsidiary weakens, the increase in the value of future foreign currency cash flows is offset by losses in the value of the forward contracts. The fair value of both the foreign currency forward contracts and options are reflected in other assets or other liabilities as appropriate. The forecasted inter-company revenue relates to cost of revenue of certain subsidiaries and is recorded by those subsidiaries in their functional currency at the time services are provided. The resulting difference upon the elimination of inter-company revenue with the related cost of revenue is recorded in other income.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
The Company has entered into interest rate swap agreements to manage interest rate risk exposure. The swap agreements cover the outstanding amount of the term loan described in note 12. These swaps convert the floating rate of three month US $ LIBOR rate under the loan to an average fixed rate of 3.81% per annum. The cash flows under the swap cover the entire tenor of the loan and exactly match the interest payouts under the loan. The interest rate swap effectively modifies the Company’s exposure to interest rate risk by converting the Company’s floating rate debt to a fixed rate basis for the entire term of the debt, thus reducing the impact of interest rate changes on future interest expense. This agreement involves the receipt of floating rate amounts in exchange for fixed rate interest payments over the life of the agreement without an exchange of the underlying principal amount.
Other
The Company has entered into foreign currency average rate option contracts to cover the foreign currency risk associated with the translation of the forecasted profits of up to 12 months of a subsidiary, functional currency of which is not in US dollars. The Company’s subsidiary in India has also entered foreign currency forward contracts to hedge a part of the risk associated with its forecasted inter-company revenue denominated in Canadian dollars of up to 24 months. These contracts do not qualify for hedge accounting and have not been designated as hedging instruments under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). The Company does not uses derivative instruments for trading purposes.
The fair values of derivative instruments are reflected in the consolidated balance sheet as follows:

	June 30, 2009
	Foreign
	exchange	Foreign	Interest
	forward	exchange	rate	Total
	contracts	option contracts	swaps	derivatives
Assets
Derivatives not designated as hedging instruments
Other current assets	$90	$85	$—	$175
Other assets — non current	13	12	$—	25

Total	$103	$97	$—	$200

Derivatives designated as hedging instruments
Other current assets	$4,657	$3,629	$—	$8,286
Other assets — non current	2,213	4,232	$—	6,445

Total	$6,870	$7,861	$—	$14,731

Total assets	$6,973	$7,958	$—	$14,931

Liabilities
Derivatives not designated as hedging instruments
Other current liabilities	$86	$—	$—	$86
Derivative contracts	29	—	—	29

Total	$115	$—	$—	$115

Derivatives designated as hedging instruments
Other current liabilities	$10,380	$—	$3,792	$14,172
Derivative contracts	5,216	—	4,800	10,016

Total	$15,596	$—	$8,592	$24,188

Total liabilities	$15,711	$—	$8,592	$24,303

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)

	March 31, 2009
	Foreign
	exchange	Foreign	Interest
	forward	exchange	rate	Total
	contracts	option contracts	swaps	derivatives
Assets
Derivatives not designated as hedging instruments
Other current assets	$204	$509	—	$713
Other assets — non current	73	40	—	113

Total	$277	$549	—	$826

Derivatives designated as hedging instruments
Other current assets	$10,121	$9,267	—	$19,388
Other assets — non current	197	6,486	—	6,683

Total	$10,318	$15,753	—	$26,071

Total assets	$10,595	$16,302		$26,897

Liabilities
Derivatives not designated as hedging instruments
Other current liabilities	$1	—	—	$1
Derivative contracts	11	—	—	11

Total	$12	—	—	$12

Derivatives designated as hedging instruments
Other current liabilities	$12,053	—	$4,440	$16,493
Derivative contracts	4,060	—	6,323	10,383

Total	$16,113	—	$10,763	$26,876

Total liabilities	$16,125	—	$10,763	$26,888

The following table summarizes activities in the consolidated statement of income for the three months ended June 30, 2009 related to derivative instruments that are classified as cash flow hedges in accordance with SFAS No. 133.

				Location of gain (loss)	Amount of gain (loss)
				recognized in	recognized in income on
	Amount of gain (loss)	Location of gain (loss)	Amount of gain (loss)	income on derivative	derivative (ineffective
	recognized	reclassified from AOCI	reclassified from	(ineffective portion and	portion and amount
	in AOCI on derivatives	into income (effective	AOCI into income	amount excluded from	excluded from
	(effective portion)	portion)	(effective portion)	effectiveness testing)	effectiveness testing)

Derivatives in SFAS No. 133 cash flow hedging relationships	As of June 30, 2009		Three months ended June 30, 2009		Three months ended June 30, 2009

Foreign exchange forward contracts	$ (8,726)	Revenue	$ (103)	—	—
		Other expense, net	(2,213)
Foreign exchange option contracts	(7,368)	Revenue	1,320	—	—
		Other expense, net	(196)
Interest rate swaps	(8,592)	Interest expense	(1,304)	Other expense, net	$171

	$(24,686)		$(2,496)		$171

	Location of gain or (loss)				Amount of gain or (loss)
	recognised in income on				recognised in income on
	derivatives				derivatives

Derivatives not designated as hedging instrument under SFAS No. 133
Foreign exchange forward contracts	Other expense, net				$(237)
Foreign exchange option contracts	Other expense, net				(424)

					$(661)

At June 30, 2009, an unrealized loss of $13,482 on derivative instruments included in other comprehensive income is expected to be reclassified to earnings during the next 12 months.

WNS (HOLDINGS) LIMITED
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
JUNE 30, 2009
(Amounts in thousands, except share and per share data)
14. Taxes
Income taxes
Income tax expense (benefit) for the three months ended June 30, 2009 was $327 as compared to benefit of $208 for the three months ended June 30, 2008. The increase in income taxes of $534 is primarily on account of write back of deferred tax liabilities of $600 in the three months ended June 30, 2008, due to extension of tax holiday in India from fiscal 2009 to fiscal 2010 as per the Finance Act, 2008.
In January 2009, the Company received an order from the Indian tax authorities that could give rise to an estimated $15,210 in additional taxes, including interest of $4,700. The Company has contested the order and believes that it is more likely than not that the Company’s position will prevail in the ultimate outcome of the matter.
Others
On March 21, 2009, the Company received an order from the Indian service tax authority, demanding $7,280 of service tax and related penalty. The Company has contested the order and believes that it is more likely than not that the Company’s position will prevail in the ultimate outcome of the matter.
15. Recent accounting pronouncements
In June 2009, FASB issued SFAS No. 168“The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” (“SFAS No. 168”). SFAS No. 168 establishes the FASB Accounting Standards CodificationTM (“Codification”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. All guidance contained in the Codification carries an equal level of authority. On the effective date of SFAS No. 168, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has evaluated the new statement and determined that it will not have a significant impact on the determination or reporting of the Company’s financial results.
In December 2008, the FASB issued FSP 132(R) -1 “Employers’ Disclosures about Postretirement Benefit Plan Assets (Statement 132(R))”. The FSP amends SFAS No. 132(R), to require additional disclosures about assets held in an employer’s defined benefit pension or other postretirement plan. The FSP requires employers to provide the fair values of the various categories of plan assets held, classification of level of fair value disclosure in accordance with SFAS No. 157 “Fair value measurement” (“SFAS No. 157”) and the changes during the period attributable to actual return on plan assets and purchase sales and settlements of assets. The FSP is effective for fiscal years ending after December 15, 2009. Adoption of the FSP will result in increased disclosures in the consolidated financial statements.
16. Subsequent events
In July 2009, the Government of India in Finance (No.2) Bill, 2009 (“the Bill”) proposed to withdraw the levy of fringe benefit tax (“FBT”) on certain expenses incurred by an employer and stock compensation provided to employees by an employer. However, it has also been proposed that stock compensation and any other fringe benefits or amenities provided to employees would be taxable to employees as a salary benefit and an employer would be required to withhold tax thereon. If this proposal is adopted and becomes effective, the Company would be entitled to a credit on account of FBT on certain expenses paid and stock compensation given by the Company during the period April 1, 2009 to June 30, 2009. The Bill also proposed to extend the Software Technology Parks of India (“STPI”) tax holiday period by an additional year through fiscal 2011. If this proposal is adopted and becomes effective, it will result in reversal of deferred tax asset or liability in the second quarter of fiscal 2010. Further, the Bill also proposed to increase the MAT rate from 11.33% to 16.995% which will increase the Company’s cash payment of taxes. However to the extent MAT paid exceeds the actual tax payable on taxable income, the Company would be able to set off such MAT credits against tax payable in the succeeding ten years. The Bill has not yet been enacted. The Company is currently evaluating the Bill’s provisions and expects to record its impact in the manner and period that it is enacted.

Part II — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for our fiscal year ended March 31, 2009. Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.”
Overview
We are a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services to our clients, which are typically companies located in Europe and North America.
Although we typically enter into long-term contractual arrangements with our clients, these contracts can usually be terminated with or without cause by our clients and often with short notice periods. Nevertheless, our client relationships tend to be long-term in nature given the scale and complexity of the services we provide coupled with risks and costs associated with switching processes in-house or to other service providers. We structure each contract to meet our clients’ specific business requirements and our target rate of return over the life of the contract. In addition, since the sales cycle for offshore business process outsourcing is long and complex, it is often difficult to predict the timing of new client engagements. As a result, we may experience fluctuations in growth rates and profitability from quarter to quarter, depending on the timing and nature of new contracts. Our focus, however, is on deepening our client relationships and maximizing shareholder value over the life of a clients’ relationship with us.
Our revenue is generated primarily from providing business process outsourcing services. We have two reportable segments for financial statement reporting purposes — WNS Global BPO and WNS Auto Claims BPO. In our WNS Auto Claims BPO segment, we provide both “fault” and “non fault” repairs. For “fault” repairs, we provide claims handling and accident management services, where we arrange for automobile repairs through a network of third party repair centers. In our accident management services, we act as the principal in our dealings with the third party repair centers and our clients. The amounts we invoice to our clients for payments made by us to third party repair centers is reported as revenue. Since we wholly subcontract the repairs to the repair centers, we evaluate our financial performance based on revenue less repair payments to third party repair centers which is a non-GAAP measure. We believe that revenue less repair payments for “fault” repairs reflects more accurately the value addition of the business process outsourcing services that we directly provide to our clients. For “non fault” repairs, revenue including repair payments is used as a primary measure to allocate resources and measure operating performance. As we provide a consolidated suite of accident management services including credit hire and credit repair for our “non fault” repairs business, we believe that measurement of that line of business has to be on a basis that includes repair payments in revenue. Revenue less repair payments is a non-GAAP measure which is calculated as revenue less payments to repair centers. The presentation of this non-GAAP information is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with US GAAP. Our revenue less repair payments may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.
The following table reconciles our revenue (a GAAP measure) to revenue less repair payments (a non-GAAP measure) for the periods indicated:

	Three months ended June 30,
	2009	2008
	(US dollars in millions)
Revenue	$136.7	$122.9
Less: Payments to repair centers	38.2	40.7

Revenue less repair payments	$98.5	$82.2

Global Market and Economic Conditions
In the United States, Europe and Asia, recent market and economic conditions have been unprecedented and challenging with tighter credit conditions and slower growth during fiscal 2009 and continuing into fiscal 2010. In fiscal 2009 and continuing into 2010, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have, in fiscal 2009 and continuing into 2010, contributed to volatility of unprecedented levels.
These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) also adversely affects our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2009 depreciated 14.3% as compared to the average exchange rate for fiscal 2008 (based on the spot rate released by the Federal Reserve Board, or the spot rate), which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industries. If macroeconomic conditions worsen or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
Revenue
We generate revenue by providing business process outsourcing services to our clients. For the three months ended June 30, 2009, our revenue was $136.7 million as compared to $122.9 million for the three months ended June 30, 2008, representing an increase of 11.2%. Our revenue less repair payments was $98.5 million for the three months ended June 30, 2009 as compared to $82.2 million for the three months ended June 30, 2008, representing an increase of 19.8%.
We believe that we have been successful in achieving strong revenue growth due to a number of factors, including our understanding of our clients’ industries, our focus on operational excellence and our world-class management team with significant experience in the global outsourcing industry. We have been successful in adding new clients who are diversified across industries and geographies to our existing large client base.
Our Contracts
We provide our services under contracts with our clients, the majority of which have terms ranging between three and five years, with some being rolling contracts with no end dates. Typically, these contracts can be terminated by our clients with or without cause and with notice periods ranging from three to six months. However, we tend to have long-term relationships with our clients given the complex and comprehensive nature of the business processes executed by us, coupled with the switching costs and risks associated with relocating these processes in-house or to other service providers.

Each client contract has different terms and conditions based on the scope of services to be delivered and the requirements of that client. Occasionally, we may incur significant costs on certain contracts in the early stages of implementation, with the expectation that these costs will be recouped over the life of the contract to achieve our targeted returns. Each client contract has corresponding service level agreements that define certain operational metrics based on which our performance is measured. Some of our contracts specify penalties or damages payable by us in the event of failure to meet certain key service level standards within an agreed upon time frame.
When we are engaged by a client, we typically transfer that client’s processes to our delivery centers over a two to six month period. This transfer process is subject to a number of potential delays. Therefore, we may not recognize significant revenue until several months after commencing a client engagement.
In the WNS Global BPO segment, we charge for our services primarily based on three pricing models — per full-time-equivalent; per transaction; or cost-plus — as follows:
•	per full-time equivalent arrangements typically involve billings based on the number of full-time employees (or equivalent) deployed on the execution of the business process outsourced;

•	per transaction arrangements typically involve billings based on the number of transactions processed (such as the number of e-mail responses, or airline coupons or insurance claims processed); or

•	cost-plus arrangements typically involve billing the contractually agreed direct and indirect costs and a fee based on the number of employees deployed under the arrangement.
In July 2006, we entered into a definitive contract with one of our major clients, British Airways, to replace our prior contract with them. The new contract will expire in May 2012. Under the new contract the parties have agreed to change the basis of pricing for a portion of the contracted services over a transition period from a “per full time equivalent basis” to a “per unit transaction basis.” This change has had the effect of reducing the amount of revenue that we receive under this contract for the same level of services. The change to a “per unit transaction price” basis allows us to share benefits from increases in efficiency in performing services under this contract. In fiscal 2008 and 2009, this change in the basis of pricing resulted in a decrease in the amount of revenue that we received under this contract for the same level of services provided by us but an increase in profitability due to increases in efficiency, as compared to fiscal 2007 under the “per full time equivalent basis” under the prior contract.
Our prior contracts with another major client, AVIVA, granted Aviva Global the option to require us to transfer our facilities at Sri Lanka and Pune to Aviva Global. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. Since 2004, we have provided BPO services to AVIVA pursuant to build-operate-transfer, or BOT, contracts from facilities in Pune, India, and Colombo, Sri Lanka. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. The Sri Lanka facility was transferred at book value and did not result in a material gain or loss. With the transaction that we entered into with AVIVA in July 2008 described below, we have, through the acquisition of Aviva Global, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility and we expect these facilities to continue to generate revenues for us under the AVIVA master services agreement. However, we may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the three months in which the option takes effect.
In July 2008, we entered into a transaction with AVIVA consisting of a share sale and purchase agreement with AVIVA and a master services agreement with Aviva Global Services (Management Services) Private Limited, or AVIVA MS. Pursuant to the share sale and purchase agreement with AVIVA, we acquired all the shares of Aviva Global in July 2008. With our acquisition of Aviva Global, we have resumed control of the Sri Lanka facility that we had transferred to Aviva Global in July 2007 (as described above) as well as acquired Aviva Global’s Bangalore facilities. Further, the Pune facility has remained with us. In addition, through our acquisition of Aviva Global, we acquired two facilities in Chennai and Pune which were operated by third party BPO providers for Aviva Global under similar BOT contracts. Aviva Global exercised its option to require the third party BPO providers to transfer these facilities to Aviva Global. The completion of the transfers of the Chennai and Pune facilities to Aviva Global occurred in July and August 2008, respectively. See “— Liquidity and Capital Resources” for details on the purchase price paid to AVIVA for the AVIVA transaction.

Pursuant to the master services agreement with AVIVA MS, or the AVIVA master services agreement, we have agreed to provide BPO services to AVIVA’s UK and Canadian businesses for a term of eight years and four months. Under the terms of the agreement, we have agreed to provide a comprehensive spectrum of life and general insurance processing functions to AVIVA, including policy administration and settlement, along with finance and accounting, customer care and other support services. In addition, we have the exclusive right to provide certain services such as finance and accounting, insurance back-office, customer interaction and analytics services to AVIVA’s UK and Canadian businesses for the first five years, subject to the rights and obligations of the AVIVA group under their existing contracts with other providers. In addition, we are providing BPO services to AVIVA’s Irish subsidiary, Hibernian Aviva Direct Limited, or Hibernian, and certain of its affiliates, under the terms of the AVIVA master services agreement.
Our clients customarily provide one to three month rolling forecasts of their service requirements. Our contracts with our clients do not generally provide for a committed minimum volume of business or committed amounts of revenues, except for our contract with one of our top five clients based on revenue less repair payments in fiscal,2009, and the AVIVA master services agreement that we entered into in July 2008 as described above. Under the terms of our agreement with one of our top five clients, the annual forecasted revenue to be provided to us for calendar years 2010 and 2011 amounts to $41.1 million and $39.9 million, respectively. In the event actual revenue provided to us in any year is less than 75% of the annual forecasted revenue for that year, or the Annual Minimum Revenue Commitment, the client has agreed to pay us 65% of the difference between the Annual Minimum Revenue Commitment and the actual revenue provided for that year after certain deductions. However, notwithstanding these minimum revenue commitments, there are also termination at will provisions which permit the client to terminate the individual statements of work without cause with 180 days’ notice upon payment of a termination fee. These termination provisions dilute the impact of the minimum revenue commitment. In the case of the AVIVA master services agreement, AVIVA MS has agreed to provide a minimum volume of business, or Minimum Volume Commitment, to us during the term of the contract. The Minimum Volume Commitment is calculated as 3,000 billable full-time employees, where one billable full time employee is the equivalent of a production employee engaged by us to perform our obligations under the contract for one working day of at least nine hours for 250 days a year. In August 2009, we entered into a deed of variation to the AVIVA master services agreement pursuant to which AVIVA agreed to increase the minimum volume commitment from the current 3,000 billable full time employees to 3,300 billable full time employees for a period of 17 months from March 1, 2010 to July 31, 2011 and to 3,250 billable full time employees for a period of six months from August 1, 2011 to January 31, 2012. The minimum volume commitment will revert to 3,000 billable full time employees after January 31, 2012 for the remaining term of the AVIVA master services agreement. In the event the mean average monthly volume of business in any rolling three -month period does not reach the Minimum Volume Commitment, AVIVA MS has agreed to pay us a minimum commitment fee as liquidated damages. Notwithstanding the Minimum Volume Commitment, there are termination at will provisions which permit AVIVA MS to terminate the AVIVA master services agreement without cause at any time after the expiry of 24 months from October 9, 2008, except in the case of the Chennai facility which was transferred to Aviva Global in July 2008, at any time after expiry of 24 months from September 19, 2008, and in the case of the Pune facility which was transferred to Aviva Global in August 2008, at any time after expiry of 24 months from October 10, 2008, in each case, with six months’ notice upon payment of a termination fee. The Annual Minimum Revenue Commitment and the Minimum Volume Commitment under these two contracts were met in fiscal 2009.

First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners Inc., or Trinity Partners, which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. For fiscal 2007, FMFC accounted for 4.3% and 6.8% of our revenue and revenue less repair payments, respectively. For the three months ended June 30, 2007, FMFC accounted for 3.7% of our revenue, and 6.0% of our revenue less repair payments. Contractually, FMFC was obligated to provide us with annual minimum revenue, or pay the shortfall, through fiscal 2011. We have filed claims in FMFC’s Chapter 11 case both for the payment of unpaid invoices for services rendered to FMFC before FMFC filed for Chapter 11 bankruptcy, for our entitlement under FMFC’s annual minimum revenue commitment, and for administrative expenses. The amount of outstanding claims filed totaled $15.6 million; however, the realizability of these claims cannot be determined at this time. We have provided an allowance for doubtful accounts for the entire amount of accounts receivable from FMFC.
A small portion of our revenue is comprised of reimbursements of out-of-pocket expenses incurred by us in providing services to our clients. In our WNS Auto Claims BPO segment, we earn revenue from claims handling and accident management services. For claims handling, we charge on a per claim basis or a fixed fee per vehicle over a contract period. For automobile accident management services, where we arrange for the repairs through a network of repair centers that we have established, we invoice the client for the amount of the repair. When we direct a vehicle to a specific repair center, we receive a referral fee from that repair center. We also provide consolidated suite of services towards accident management including credit hire and credit repair for “non fault” repairs business. Overall, we believe that we have established a sustainable business model which offers revenue visibility over a substantial portion of our business. We have done so by:
•	developing a broad client base which has resulted in limited reliance on any particular client;

•	seeking to balance our revenue base by targeting industries that offer significant offshore outsourcing potential;

•	addressing the largest markets for offshore business process outsourcing services, which provide geographic diversity across our client base; and

•	focusing our service mix on diverse data, voice and analytical processes, resulting in enhanced client retention.
Expenses
The majority of our expenses are comprised of cost of revenue and operating expenses. The key components of our cost of revenue are payments to repair centers, employee costs and infrastructure-related costs. Our operating expenses include selling, general and administrative, or SG&A, expenses and amortization of intangible assets. Our non-operating expenses include interest expenses, other income and other expenses.
Cost of Revenue
Our WNS Auto Claims BPO segment includes automobile accident management services, where we arrange for repairs through a network of repair centers. The payments to repair centers represent the largest component of cost of revenue. The value of these payments in any given period is primarily driven by the volume of accidents and the amount of the repair costs related to such accidents.
Employee costs are also a significant component of cost of revenue. In addition to employee salaries, employee costs include costs related to recruitment, training and retention.
Our infrastructure costs are comprised of depreciation, lease rentals, facilities management and telecommunication network cost. Most of our leases for our facilities are long-term agreements and have escalation clauses which provide for increases in rent at periodic intervals commencing between three and five years from the start of the lease. Most of these agreements have clauses that cap escalation of lease rentals.

SG&A Expenses
Our SG&A expenses are primarily comprised of corporate employee costs for sales and marketing, general and administrative and other support personnel, travel expenses, legal and professional fees, share-based compensation expense, brand building expenses, and other general expenses not related to cost of revenue.
Amortization of Intangible Assets
Amortization of intangible assets is associated with our acquisitions of Marketics Technologies (India) Private Limited, or Marketics, in May 2007, Flovate Technologies Limited, or Flovate, in June 2007, Call 24-7 Limited, or Call 24-7, in April 2008, Business Applications Associates Limited, or BizAps, in June 2008 and Aviva Global in July 2008.
Other Income (Expense), Net
Other income (expense), net is comprised of interest expenses, interest income and foreign exchange gains or losses. Interest expense primarily relates to interest charges payable on our secured 4.5 year term loan facility of $200 million taken to finance our transaction with AVIVA and interest charges arising from our short-term note payable and our line of credit.
Operating Data
The following table presents certain operating data as of dates indicated:

	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Total head count	21,494	21,356	21,328	20,966	18,053
Built up seats(1)	15,643	15,485	15,940	16,386	11,253
Used seats(1)	12,780	12,456	12,322	12,195	8,947

Note:

(1)	Built up seats refer to the total number of production seats (excluding support functions like Finance, Human Resource and Administration) that are set up in any premises. Used seats refer to the number of built up seats that are being used by employees. The remainder would be termed “vacant seats.” The vacant seats would get converted into used seats when we acquire a new client or increase headcount.
Results of Operations
The following table sets forth certain financial information as a percentage of revenue and revenue less repair payments:

	Revenue		Revenue less repair payments
	Three months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008

Cost of revenue	72.8%	80.1%	62.2%	70.3%
Gross profit	27.2%	19.9%	37.8%	29.7%
Operating expenses
SG&A	15.2%	14.8%	21.1%	22.1%
Amortization of intangible assets	6.0%	1.2%	8.3%	1.8%
Operating income	6.0%	3.9%	8.3%	5.8%
Other (expense) income, net	(2.1)%	(1.2)%	(2.9)%	(1.8)%
Interest (expense) income, net	(3.0)%	(0.2)%	(4.2)%	(0.2)%
Provision (benefit) for income taxes	0.2%	(0.2)%	0.3%	(0.3)%
Net income	0.7%	2.7%	1.0%	4.1%
Net (loss) attributable to non-controlling interest	(0.1)%	0.0%	(0.1)%	0.0%
Net income attributable to our shareholders	0.8%	2.7%	1.1%	4.1%

The following table reconciles revenue less repair payments to revenue and sets forth payments to repair centers and revenue less repair payments as a percentage of revenue:

	Three months ended June 30,
	2009	2008	2009	2008
	(US dollars in millions)
Revenue	$136.7	$122.9	100%	100%
Less: Payments to repair centers	38.2	40.7	28%	33%

Revenue less repair payments	$98.5	$82.2	72%	67%

The following table presents our results of operations for the periods indicated:

	Three months ended June 30,
	2009	2008
	(US dollars in millions)
Revenue	$136.7	$122.9
Cost of revenue(1)	99.5	98.4
Gross profit	37.2	24.5
Operating expenses
SG&A(2)	20.8	18.2
Amortization of intangible assets	8.2	1.5
Operating income	8.2	4.8
Other (expense) income, net	(2.8)	(1.5)
Interest expense	(4.1)	(0.2)
Provision (benefit) for income taxes	0.3	(0.2)
Net income	1.0	3.3
Net (loss) attributable to non-controlling interest	(0.1)	—
Net income attributable to our shareholders	1.1	3.3

Notes:

(1)	Includes share- based compensation expense of $0.9 million for the three months ended June 30, 2009, and $0.8 million for the three months ended June 30, 2008.

(2)	Includes share- based compensation expense of $2.4 million for the three months ended June 30, 2009, and $2.3 million for the three months ended June 30, 2008.
Results for three months ended June 30, 2009 compared to the three months ended June 30, 2008
Revenue
Revenue for the three months ended June 30, 2009 was $136.7 million as compared to $122.9 million for the three months ended June 30, 2008, representing an increase of $13.8 million or 11.2%. This increase in revenue of $13.8 million was primarily attributable to an increase in revenue from existing clients of $8.4 million and an increase in revenue from new clients of $5.4 million. The increase in revenue from existing clients was primarily attributable to AVIVA MS. The increase in revenue from existing clients was on account of expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. Revenue from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $77.2 million, $24.1 million and $35.3 million, representing 56.5%, 17.6% and 25.8%, respectively, of our revenue for the three months ended June 30, 2009, compared to $62.8 million, $29.6 million and $29.8 million, representing 51.1%, 24.1% and 24.2%, respectively, of our revenue for the three months ended June 30, 2008. The increase in revenue from UK was primarily attributable to AVIVA MS.

Revenue Less Repair Payments
Revenue less repair payments for the three months ended June 30, 2009 was $98.5 million, an increase of $16.3 million or 19.8% over our revenue less repair payments of $82.2 million for the three months ended June 30, 2008. This increase in revenue less repair payments of $16.3 million was primarily attributable to an increase in revenue less repair payments from existing clients of $12.6 million and an increase in revenue less repair payments from new clients was $3.7 million. The increase in revenue less repair payments from existing clients was primarily attributable to AVIVA MS. The increase in revenue less repair payments from existing clients was on account of an expansion of the number of processes that we executed for these clients and an increase in volumes for the existing processes. Contract prices across the various types of processes remained substantially stable over this period. Revenue less repair payments from the UK, Europe (excluding the UK) and North America (primarily the US) accounted for $56.6 million, $6.4 million and $35.3 million, representing 57.5%, 6.5% and 35.8%, respectively, of our revenue for the three months ended June 30, 2009, compared to $44.3 million, $7.4 million and $29.8 million, representing 53.9%, 9.0% and 36.3%, respectively, of our revenue for the three months ended June 30, 2008. The increase in revenue less repair payment from UK was primarily attributable to AVIVA MS. For the three months ended June 30, 2009, we realized an increase in revenue less repair payments most significantly in our banking, financial services and insurance, or BFSI, business unit, and to a lesser extent, emerging businesses, and industrial and infrastructure business units. During the same period we experienced a decrease in revenue less repair payments in our travel and leisure business unit
Cost of Revenue
Cost of revenue for the three months ended June 30, 2009 was 72.8% of revenue as compared to 80.1% of revenue for the three months ended June 30, 2008. Cost of revenue for the three months ended June 30, 2009 was $99.5 million, an increase of $1.1 million or 1.0% over our cost of revenue of $98.4 million for the three months ended June 30, 2008. Cost of revenue excluding payments made to repair centers for our “fault” repair services increased by $3.5 million for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008. Payments made to repair centers decreased by $2.5 million to $38.2 million for the three months ended June 30, 2009 from $40.7 million for the three months ended June 30, 2008 mainly due to decreased business from existing clients of WNS Assistance, our auto claims business. In addition, operating employee compensation increased by $0.7 million due to an increase in headcount and wages. The increase in headcount was primarily attributable to our acquisition of Aviva Global. Share-based compensation cost included in operating employee compensation increased by $0.1 million for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008. Infrastructure costs also increased by $2.3 million mainly on account of opening of new delivery center, in the Philippines, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of Aviva Global. Depreciation cost increased by $0.5 million and the travel costs increased by $0.1 million.
Gross Profit
Gross profit for the three months ended June 30, 2009 was $37.2 million, or 27.2% of revenue, as compared to $24.5 million, or 19.9% of revenue, for the three months ended June 30, 2008. Gross profit as a percentage of revenue less repair payments was 37.8% for the three months ended June 30, 2009 compared to 29.7% for the three months ended June 30, 2008. Gross profit as a percentage of revenue less repair payments increased by approximately 8.0% for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008 primarily on account of an increase in revenue less repair payment of $16.3 million as discussed above.
SG&A Expenses
SG&A expenses for the three months ended June 30, 2009 were $20.8 million, an increase of $2.6 million or 14.1% over our SG&A expenses of $18.2 million for the three months ended June 30, 2008. The increase was primarily on account of (i) an increase in non-operating employee compensation by $1.5 million due to an increase in headcount and wages, including an increase in share-based compensation costs by $0.2 million, (ii) an increase in professional fees by $0.7 million, (iii) an increase in other employee related costs such as recruitment and training costs by $0.6 million, (iv) an increase in facilities costs by $0.4 million primarily due to opening of new delivery center, in the Philippines, and the acquisition of delivery centers in Pune, Bangalore, Chennai and Sri Lanka in connection with our acquisition of Aviva Global and (v) an increase in other administration related expenses such as communication costs and marketing costs by $0.1 million. The increase was partially offset by (i) a decrease in travel expenses by $0.5 million, and (ii) a decrease in fringe benefit tax on other expenses by $0.2 million. SG&A expenses as a percentage of revenue was 15.2% for the three months ended June 30, 2009 as compared to 14.8% for the three months ended June 30, 2008. SG&A expenses as a percentage of revenue less repair payments was 21.1% for the three months ended June 30, 2009 as compared to 22.1% for the three months ended June 30, 2008.
Amortization of Intangible Assets
Amortization of intangible assets was $8.2 million for the three months ended June 30, 2009, an increase of $6.7 million over $1.5 million for the three months ended June 30, 2008. The increase was primarily on account of amortization of intangible assets acquired through our acquisition of Aviva Global in July 2008.
Operating Income
Income from operations for the three months ended June 30, 2009 was $8.2 million compared to $4.8 million for the three months ended June 30, 2008, due to the reasons discussed above. Income from operations as a percentage of revenue was 6.0% for the three months ended June 30, 2009 as compared to 3.9% for the three months ended June 30, 2008. Income from operations as a percentage of revenue less repair payments was 8.3% for the three months ended June 30, 2009 as compared to 5.8% for the three months ended June 30, 2008.
Other (Expense) Income, Net
Other expenses, net for the three months ended June 30, 2009 increased to $2.8 million from $1.5 million for the three months ended June 30, 2008, primarily on account of an increase in foreign exchange loss by $0.8 million to $3.3 million for the three months ended June 30, 2009 from $2.5 million for the three months ended June 30, 2008 and a decrease in interest income by $0.5 million to $0.4 million for the three months ended June 30, 2009 from $1.0 million for the three months ended June 30, 2008 as a result of lower cash balance in the three months ended June 30, 2009 with the use of cash to fund our acquisition of Aviva Global in July 2008.
Interest Expense
Interest expense for the three months ended June 30, 2009 was $4.1 million primarily due to the term loan taken to fund the AVIVA transaction as compared to $0.2 million for the three months ended June 30, 2008.
Provision for Income Taxes
Provision for income taxes for the three months ended June 30, 2009 was $0.3 million, as compared to $(0.2) million for the three months ended June 30, 2008. The tax credit for the three months ended June 30, 2008 was on account of a one time deferred tax credit arising from the extension of a tax holiday in India by one year.
Net Income
Consolidated net income for the three months ended June 30, 2009 was $1.0 million as compared to $3.3 million for the three months ended June 30, 2008. Consolidated net income as a percentage of revenue was 0.7% for the three months ended June 30, 2009 as compared to 2.7% for the three months ended June 30, 2008. Consolidated net income as a percentage of revenue less repair payments was 1.0% for the three months ended June 30, 2009 as compared to 4.1% for the three months ended June 30, 2008.
Net Income/(Loss) attributable to Non-controlling Interest
Net loss attributable to non-controlling interest for the three months ended June 30, 2009 was $0.1 million. This was primarily on account of losses in our joint venture in the Philippines. There was no non-controlling interest for the three months ended June 30, 2008.

Net Income attributable to the Company
Net income attributable to the Company for the three months ended June 30, 2009 was $1.1 million as compared to $3.3 million for the three months ended June 30, 2008. Net income attributable to the Company as a percentage of revenue was 0.8% for the three months ended June 30, 2009 as compared to 2.7% for the three months ended June 30, 2008. Net income attributable to the Company as percentage of revenue less repair payments was 1.1% for the three months ended June 30, 2009 as compared to 4.1% for the three months ended June 30, 2008.
Liquidity and Capital Resources
Our capital requirements are principally for debt repayment, the establishment of operations facilities to support our growth and acquisitions. Our sources of liquidity include cash and cash equivalents, and cash flow from operations, supplemented by equity and debt financing and bank credit lines as required.
As of June 30, 2009, we had cash and cash equivalents of $50.3 million. We typically seek to invest our available cash on hand in bank deposits and money market instruments.
As of June 30, 2009, Call 24-7 had a short-term line of credit consisting of an invoice discounting facility from the Yorkshire Bank, plc. As of June 30, 2009, £2.8 million ($4.7 million based on the exchange rate on June 30, 2009) was outstanding under this facility and £0.08 million ($0.1 million based on the exchange rate on June 30, 2009) remained unused under this facility. The facility bears interest at the UK bank base rate plus 3.5% per annum. As of June 30, 2009, the interest rate for the outstanding amount was 4% per annum. The facility is secured by a charge over the accounts receivables of Call 24-7 and a fixed and floating charge over the assets of Call 24-7.
As of June 30, 2009, our Indian subsidiary, WNS Global Services Private Limited, or WNS Global, had an unsecured line of credit of Rs. 370 million ($7.7 million based on the exchange rate on June 30, 2009) from The Hongkong and Shanghai Banking Corporation Ltd on which interest would be determined on the date of borrowing. As at June 30, 2009, Rs. 5.04 million ($0.11 million based on the exchange rate on June 30, 2009) was utilized towards non-funded lines.
In July 2008, we obtained a $200 million term loan facility with ICICI Bank UK Plc as agent to fund, together with existing cash and cash equivalents, the AVIVA transaction. We drew down the full amount of $200 million under the facility in July 2008. Interest on the term loan is payable on a quarterly basis. Interest on the term loan was initially agreed at a rate equivalent to the three-month US dollar LIBOR plus 3% per annum and effective from January 10, 2009, the interest rate has been increased by 0.5% per annum. In connection with the $200 million term loan, we entered into interest rate swap with banks covering the outstanding amount under the facility to swap the variable portion of the interest based on US dollar LIBOR to a fixed average rate of 3.81% per annum. After giving effect to the interest rate swap agreements, we are incurring an interest rate of 7.31% per annum on the term loan, excluding amortization of debt issuance costs incurred in connection with the term loan. The loan is repayable in eight semi-annual installments commencing on July 10, 2009. Under the facility agreement, we are allowed to make voluntary prepayments of the whole or a part of the outstanding loan on any interest payment date, without incurring break costs, by giving a minimum of 10 days’ notice of prepayment. On April 14, 2009, we made a voluntary prepayment of $5.0 million. We made a further voluntary prepayment of $5.0 million, together with the first scheduled repayment installment of $20 million, on July 10, 2009. Following these repayments, the outstanding amount under the facility is $170 million.
In August 2009, we agreed to pay AVIVA approximately £3.18 million in full and final settlement towards liabilities on the balance sheet as on March 31, 2008 of Aviva Global prior to its acquisition by WNS in July 2008 and any amount due out of the net asset value settlement for Customer Operational Solutions (Chennai) Private Limited, Noida Customer Operation Private Limited and Ntrance Global Services Private Limited arising out of the sale and purchase agreements entered into relating to the acquisitions by Aviva Global of these entities. The payment will be made in 18 monthly equal installments commencing December 2009.

We believe that our anticipated cash generated from operating activities and cash and cash equivalents in hand will be sufficient to meet our estimated capital expenditures for fiscal 2010. However, under the current extreme market conditions as discussed under “ — Global Market and Economic Conditions” above, there can be no assurance that our business activity would be maintained at the expected level to generate the anticipated cash flows from operations. If the current market conditions persist or further deteriorate, we may experience a decrease in demand for our services, resulting in our cash flows from operations being lower than anticipated. If our cash flows from operations is lower than anticipated, including as a result of the ongoing downturn in the market conditions or otherwise, we may need to obtain additional financing to pursue certain of our expansion plans. Further, we may in the future consider making acquisitions which we expect to be able to finance partly or fully from cash generated from operating activities. If we have significant growth through acquisitions or require additional operating facilities beyond those currently planned to service new client contracts, we may also need to obtain additional financing. If current market conditions continue to persist or deteriorate further, we may not be able to obtain additional financing or any such additional financing may be available to us on unfavorable terms. An inability to pursue additional opportunities will have a material adverse effect on our ability to maintain our desired level of revenue growth in future periods.
Cash Flows from Operating Activities
Cash flows provided by operating activities were $7.4 million for the three months ended June 30, 2009 as compared to cash flow used in operating activities of $2.0 million for the three months ended June 30, 2008. The increase in cash flows provided by operating activities for the three months ended June 30, 2009 as compared to the three months ended June 30, 2008 was attributable to an increase from changes in working capital by $4.3 million and an increase in net income as adjusted by non-cash related items by $5.1 million. Cash flows from working capital changes increased by $4.3 million primarily due to changes in accounts receivable, other current liabilities, other current assets and deferred revenue in the three months ended June 30, 2009 resulting in net cash outflow aggregating to $8.4 million as compared to a net cash outflow of $12.8 million in the three months ended June 30, 2008. The increase in net income as adjusted for non-cash related items by $5.1 million was primarily on account of (i) an increase in depreciation and amortization by $7.2 million primarily on account of assets acquired due to the Aviva Global acquisition in July 2008, (ii) an increase in share-based compensation cost by $0.2 million due to an increase in RSUs granted in the current period, and (iii) amortization of deferred financing cost of $0.2 million. This increase was partially offset by a decrease in net income by $2.4 million.
Cash Flows from Investing Activities
Cash flows provided by investing activities were $5.8 million for the three months ended June 30, 2009 as compared to cash flows used in investing activities of $24.4 million for the three months ended June 30, 2008. Investing activities consisted primarily of the acquisition cost of $26.9 million paid towards the acquisitions of Call 24-7 and BizAps in the three months ended June 30, 2008. Sales of marketable securities increased by $4.4 million in the three months ended June 30, 2009 compared to the three months ended June 30, 2008.
Cash Flows from Financing Activities
Cash outflows from financing activities were $4.9 million for the three months ended June 30, 2009 as compared to $0.1 million for the three months ended June 30, 2008. Financing activities in the three months ended June 30, 2009 consisted primarily of a prepayment of $5.0 million on our $200 million term loan facility with ICICI Bank UK Plc as agent.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements or obligations.

Tax Assessment Orders
Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding and are vigorously disputing those assessments. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amount pending resolution of the matter on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals.
In January 2009, we received an order of assessment from the Indian tax authorities that we believe could be material to our company given the magnitude of the claim. The order assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs. 728.1 million ($15.2 million based on the exchange rate on June 30, 2009) in additional taxes, including interest of Rs. 225.9 million ($4.7 million based on the exchange rate on June 30, 2009). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. After consultation with our Indian tax advisors, we believe the chances that we would be able to overturn the assessment on appeal are strong and we intend to continue to vigorously dispute the assessment. Furthermore, first level Indian appellate authorities have recently ruled in our favor in our dispute against an assessment order assessing additional taxable income for fiscal 2004 on WNS Global based on similar allegations on transfer pricing and tax deductibility of similar expenses and overturned the assessment. Although this ruling is not binding on the appellate authorities hearing our dispute on the aforesaid assessment on fiscal 2005 received in January 2009, we believe it will serve as persuasive authority in support of our position. In March 2009, we deposited $0.2 million with the Indian tax authorities pending resolution of the dispute.
Further, in March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs. 348.1 million ($7.3 million based on the exchange rate on June 30, 2009) of service tax and related penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable on BPO services provided by WNS Global to clients in India. After consultation with our Indian tax advisors, we believe the chances that either of these assessments would be upheld against us are remote. We intend to continue to vigorously dispute the assessment. We have filed an appeal to the Appellate Tribunal against the said assessment order on April 29, 2009 and the appeal is currently pending.
No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future.
Quantitative and Qualitative Disclosures About Market Risk
General
Market risk is attributable to all market sensitive financial instruments including foreign currency receivables and payables. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments.

Our exposure to market risk is primarily a function of our revenue generating activities and any future borrowings in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings to loss. Most of our exposure to market risk arises from our revenue and expenses that are denominated in different currencies.
The following risk management discussion and the estimated amounts generated from analytical techniques are forward-looking statements of market risk assuming certain market conditions occur. Our actual results in the future may differ materially from these projected results due to actual developments in the global financial markets.
Risk Management Procedures
We manage market risk through our treasury operations. Our senior management and our board of directors approve our treasury operations’ objectives and policies. The activities of our treasury operations include management of cash resources, implementation of hedging strategies for foreign currency exposures, implementation of borrowing strategies and monitoring compliance with market risk limits and policies.
Components of Market Risk
Exchange Rate Risk
Our exposure to market risk arises principally from exchange rate risk. Although substantially all of our revenue less repair payments is denominated in pounds sterling, US dollars and Euros, a significant portion of our expenses for the three months ended June 30, 2009 (net of payments to repair centers made as part of our WNS Auto Claims BPO segment) are incurred and paid in Indian rupees. The exchange rates among the Indian rupee, the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future. We hedge a portion of our foreign currency exposures.
Our exchange rate risk primarily arises from our foreign currency-denominated receivables and payables. Based upon our level of operations for the three months ended June 30, 2009, a sensitivity analysis shows that a 5.0% appreciation in the pound sterling against the US dollar would have increased revenue for the three months ended June 30, 2009 by approximately $4.8 million. Similarly, a 5.0% appreciation in the Indian rupee against the US dollar would have increased our expenses incurred and paid in Indian rupee for the three months ended June 30, 2009 by approximately $2.8 million.
To protect against exchange gains (losses) on forecasted inter-company revenue, we have instituted a foreign currency cash flow hedging program. We hedge a part of our forecasted external and inter-company revenue denominated in foreign currencies with forward contracts and options.
Interest Rate Risk
Our exposure to interest rate risk arises principally from our borrowings under the $200 million term loan facility with ICICI Bank UK Plc as agent, which has a floating rate of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. In connection with the term loan, we entered into interest rate swap agreements with banks in fiscal 2009. These swap agreements effectively convert the $200 million term loan from a variable interest rate to a fixed rate, at an average fixed rate of 3.81% per annum. These swap agreements cover the outstanding amount of the loan. We thereby manage our exposure to changes in market interest rates under the term loan. Our use of derivative instruments is limited to effective fixed and floating interest rate swap agreements used to manage well-defined interest rate risk exposures. We monitor our positions and do not anticipate non-performance by the counterparties. We intend to selectively use interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures will be reviewed by appropriate levels of management on a monthly basis. We do not enter into hedging agreements for speculative purposes.

Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, accounts receivable from related parties, accounts receivables from others and bank deposits. By their nature, all such financial instruments involve risk including the credit risk of non-performance by counter parties. Our cash equivalents, bank deposits and restricted cash are invested with banks with high investment grade credit ratings. Accounts receivable are typically unsecured and are derived from revenue earned from clients primarily based in Europe and North America. We monitor the credit worthiness of our clients to which we have granted credit terms in the normal course of the business. We believe there is no significant risk of loss in the event of non-performance of the counter parties to these financial instruments, other than the amounts already provided for in our financial statements.

Part III — RISK FACTORS
This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those described in the following risk factors and elsewhere in this report. If any of the following risks actually occur, our business, financial condition and results of operations could suffer and the trading price of our ADSs could decline.
Risks Related to Our Business
Recent global economic conditions have been unprecedented and challenging and have had, and continue to have, an adverse effect on the financial markets and the economy in general, which has had, and may continue to have, a material adverse effect on our business, our financial performance and the prices of our equity shares and ADSs.
In the United States, Europe and Asia, recent market and economic conditions have been unprecedented and challenging with tighter credit conditions during fiscal 2009 and continuing into fiscal 2010. In fiscal 2009 and continuing into fiscal 2010, continued concerns about the systemic impact of inflation, energy costs, geopolitical issues, the availability and cost of credit, the mortgage market and a declining real estate market have contributed to increased market volatility and diminished expectations for the economy globally. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment have, in fiscal 2009 and continuing into fiscal 2010, contributed to volatility of unprecedented levels.
These economic conditions may affect our business in a number of ways. The general level of economic activity, such as decreases in business and consumer spending, could result in a decrease in demand for our services, thus reducing our revenue. The cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Continued turbulence in the US and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers. If these market conditions continue, they may limit our ability to access financing or increase our cost of financing to meet liquidity needs, and affect the ability of our customers to use credit to purchase our services or to make timely payments to us, resulting in adverse effects on our financial condition and results of operations. Furthermore, a weakening of the rate of exchange for the US dollar or the pound sterling (in which our revenue is principally denominated) against the Indian rupee (in which a significant portion of our costs are denominated) will also adversely affect our results. Fluctuations between the pound sterling or the Indian rupee and the US dollar also expose us to translation risk when transactions denominated in pound sterling or Indian rupees are translated to US dollars, our reporting currency. For example, the average pound sterling/US dollar exchange rate for fiscal 2009 depreciated 14.3% as compared to the average exchange rate for fiscal 2008 (based on the spot rate released by the Federal Reserve Board, or the spot rate) which adversely impacted our results of operations. Uncertainty about current global economic conditions could also continue to increase the volatility of our share price. We cannot predict the timing or duration of the economic slowdown or the timing or strength of a subsequent economic recovery generally or in our targeted industries, including the travel and insurance industry. If macroeconomic conditions worsens or the current global economic condition continues for a prolonged period of time, we are not able to predict the impact such worsening conditions will have on our targeted industries in general, and our results of operations specifically.
We may be unable to effectively manage our rapid growth and maintain effective internal controls, which could have a material adverse effect on our operations, results of operations and financial condition.
Since we were founded in April 1996, and especially since Warburg Pincus & Co., or Warburg Pincus, acquired a controlling stake in our company in May 2002, we have experienced rapid growth and significantly expanded our operations. Our revenue has grown at a compound annual growth rate of 23.7% to $539.3 million in fiscal 2009 from $352.3 million in fiscal 2007. Our revenue less repair payments has grown at a compound annual growth rate of 32.6% to $386.4 million in fiscal 2009 from $219.7 million in fiscal 2007. Our employees have increased to 21,356 as of March 31, 2009 from 15,084 as of March 31, 2007. Our majority owned subsidiary, WNS Philippines Inc., established a delivery center in the Philippines in April 2008. Additionally, in fiscal 2009, we established new delivery centers in Gurgaon and Pune, and streamlined our operations by consolidated our production capacities in various delivery centers in Bangalore, Mumbai and Pune. We now have delivery centers in six locations in India, Sri Lanka, Romania, the Philippines and the UK. In fiscal 2010, we intend to establish additional delivery centers, as well as continue to streamline our operations by further consolidating production capacities in our delivery centers.
We have also completed numerous acquisitions. For example, in July 2008, we entered into a transaction with AVIVA International Holdings Limited, or AVIVA, consisting of (1) a share sale and purchase agreement pursuant to which we acquired from AVIVA all the shares of Aviva Global and (2) a master services agreement with AVIVA MS, or the AVIVA master services agreement, pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. Aviva Global was the business process offshoring subsidiary of AVIVA. Through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Revenue — Our Contracts” for more details on this transaction.
This rapid growth places significant demands on our management and operational resources. In order to manage growth effectively, we must implement and improve operational systems, procedures and internal controls on a timely basis. If we fail to implement these systems, procedures and controls on a timely basis, we may not be able to service our clients’ needs, hire and retain new employees, pursue new business, complete future acquisitions or operate our business effectively. Failure to effectively transfer new client business to our delivery centers, properly budget transfer costs or accurately estimate operational costs associated with new contracts could result in delays in executing client contracts, trigger service level penalties or cause our profit margins not to meet our expectations or our historical profit margins. As a result of any of these problems associated with expansion, our business, results of operations, financial condition and cash flows could be materially and adversely affected.
A few major clients account for a significant portion of our revenue and any loss of business from these clients could reduce our revenue and significantly harm our business.
We have derived and believe that we will continue to derive in the near term a significant portion of our revenue from a limited number of large clients. In fiscal 2009 and 2008, our five largest clients accounted for 54.6% and 57.3% of our revenue and 46.5% and 42.2% of our revenue less repair payments, respectively.
First Magnus Financial Corporation, or FMFC, a US mortgage lender, was one of our major clients from November 2005 to August 2007. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group. In August 2007, FMFC filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. In fiscal 2007, FMFC accounted for 4.3% of our revenue and 6.8% of our revenue less repair payments. The loss of revenue from FMFC materially reduced our revenue in fiscal 2008.
Our prior contracts with another major client, AVIVA, provided Aviva Global, which was AVIVA’s business process offshoring subsidiary, options to require us to transfer the relevant projects and operations of our facilities at Sri Lanka and Pune to Aviva Global. On January 1, 2007, Aviva Global exercised its call option requiring us to transfer the Sri Lanka facility to Aviva Global effective July 2, 2007. Effective July 2, 2007, we transferred the Sri Lanka facility to Aviva Global and we lost the revenue generated by the Sri Lanka facility. For the period from April 1, 2007 through July 2, 2007, the Sri Lanka facility contributed $2.0 million of revenue and in fiscal 2007, it accounted for 1.9% of our revenue and 3.0% of our revenue less repair payments. We may in the future enter into contracts with other clients with similar call options that may result in the loss of revenue that may have a material impact on our business, results of operations, financial condition and cash flows, particularly during the quarter in which the option takes effect.
We have, through our acquisition of Aviva Global in July 2008, resumed control of the Sri Lanka facility and we have continued to retain ownership of the Pune facility. We expect these facilities to continue to generate revenue for us under the AVIVA master services agreement. Further, through our acquisition of Aviva Global, we also acquired four facilities in Chennai, Pune, Bangalore and Sri Lanka. We expect revenue from AVIVA under the AVIVA master services agreement to account for a significant portion of our revenue. We therefore expect our dependence on AVIVA to continue for the foreseeable future.
In addition, the volume of work performed for specific clients is likely to vary from year to year, particularly since we may not be the exclusive outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenue in any subsequent year. The loss of some or all of the business of any large client could have a material adverse effect on our business, results of operations, financial condition and cash flows. A number of factors other than our performance could cause the loss of or reduction in business or revenue from a client, and these factors are not predictable. For example, a client may demand price reductions, change its outsourcing strategy or move work in-house. A client may also be acquired by a company with a different outsourcing strategy that intends to switch to another business process outsourcing service provider or return work in-house.

Our revenue is highly dependent on clients concentrated in a few industries, as well as clients located primarily in Europe and the United States. Economic slowdowns or factors that affect these industries or the economic environment in Europe or the United States could reduce our revenue and seriously harm our business.
A substantial portion of our clients are concentrated in the banking, financial services and insurance, or BFSI, industry, and the travel and leisure industry. In fiscal 2009 and 2008, 64.0% and 57.4% of our revenue, respectively, and 49.7% and 32.7% of our revenue less repair payments, respectively, were derived from clients in the BFSI industry. During the same periods, clients in the travel and leisure industry contributed 18.9% and 22.5% of our revenue, respectively, and 26.4% and 35.6% of our revenue less repair payments, respectively. Our business and growth largely depend on continued demand for our services from clients in these industries and other industries that we may target in the future, as well as on trends in these industries to outsource business processes. Since the second half of fiscal 2009 and continuing into fiscal 2010, there has been a significant slowdown in the growth of the global economy accompanied by a significant reduction in consumer and business spending worldwide. Certain of our targeted industries are especially vulnerable to the crisis in the financial and credit markets or to the economic downturn. A continuing downturn in any of our targeted industries, particularly the BFSI or travel and leisure industries, a slowdown or reversal of the trend to outsource business processes in any of these industries or the introduction of regulation which restricts or discourages companies from outsourcing could result in a decrease in the demand for our services and adversely affect our results of operations. For example, as a result of the mortgage market crisis, in August 2007, FMFC, a US mortgage services client, filed a voluntary petition for relief under Chapter 11 of the US Bankruptcy Code. FMFC was a major client of Trinity Partners which we acquired in November 2005 from the First Magnus Group and became one of our major clients. In fiscal 2008 and 2007, FMFC accounted for 0.9% and 4.3% of our revenue, respectively, and 1.4% and 6.8% of our revenue less repair payments, respectively. The downturn in the mortgage market could result in a further decrease in the demand for our services and adversely affect our results of our operations.
Further, the current downturn in worldwide economic and business conditions has resulted in a few of our clients reducing or postponing their outsourced business requirements, which have in turn decreased the demand for our services and adversely affected our results of operations. In particular, our revenue is highly dependent on the economic environment in Europe and the United States, which are continuing to be very weak. In fiscal 2009 and 2008, 75.6% and 74.5% of our revenue, respectively, and 65.8% and 59.7% of our revenue less repair payments, respectively, were derived from clients located in Europe. During the same periods, 24.2% and 24.7% of our revenue, respectively, and 33.8% and 39.1% of our revenue less repair payments, respectively, were derived from clients located in North America (primarily the United States). Any further weakening of the European or United States economy will likely have a further adverse impact on our revenue.
Other developments may also lead to a decline in the demand for our services in these industries. For example, the crisis in the financial and credit markets in the United States has led to a significant change in the financial services industry in the United States in recent times, with the United States federal government taking over or providing financial support to leading financial institutions and with leading investment banks going bankrupt or being forced to sell themselves in distressed circumstances. Significant changes in the financial services industry or any of the other industries on which we focus, or a consolidation in any of these industries or acquisitions, particularly involving our clients, may decrease the potential number of buyers of our services. Any significant reduction in or the elimination of the use of the services we provide within any of these industries would result in reduced revenue and harm our business. Our clients may experience rapid changes in their prospects, substantial price competition and pressure on their profitability. Although such pressures can encourage outsourcing as a cost reduction measure, they may also result in increasing pressure on us from clients in these key industries to lower our prices which could negatively affect our business, results of operations, financial condition and cash flows.

Our senior management team and other key team members in our business units are critical to our continued success and the loss of such personnel could harm our business.
Our future success substantially depends on the continued service and performance of the members of our senior management team and other key team members in each of our business units. These personnel possess technical and business capabilities including domain expertise that are difficult to replace. There is intense competition for experienced senior management and personnel with technical and industry expertise in the business process outsourcing industry, and we may not be able to retain our key personnel. Although we have entered into employment contracts with our executive officers, certain terms of those agreements may not be enforceable and in any event these agreements do not ensure the continued service of these executive officers. In the event of a loss of any key personnel, there is no assurance that we will be able to find suitable replacements for our key personnel within a reasonable time. The loss of key members of our senior management or other key team members, particularly to competitors, could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may fail to attract and retain enough sufficiently trained employees to support our operations, as competition for highly skilled personnel is significant and we experience significant employee attrition. These factors could have a material adverse effect on our business, results of operations, financial condition and cash flows.
The business process outsourcing industry relies on large numbers of skilled employees, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified employees. The business process outsourcing industry, including our company, experiences high employee attrition. Our attrition rate for our employees who have completed six months of employment with us was 37% for each of the first and second quarters of fiscal 2009, 29% for the third quarter of fiscal 2009 and 22% for the fourth quarter of fiscal 2009. There is significant competition in India for professionals with the skills necessary to perform the services we offer to our clients. Increased competition for these professionals, in the business process outsourcing industry or otherwise, could have an adverse effect on us. A significant increase in the attrition rate among employees with specialized skills could decrease our operating efficiency and productivity and could lead to a decline in demand for our services.
In addition, our ability to maintain and renew existing engagements and obtain new businesses will depend, in large part, on our ability to attract, train and retain personnel with skills that enable us to keep pace with growing demands for outsourcing, evolving industry standards and changing client preferences. Our failure either to attract, train and retain personnel with the qualifications necessary to fulfill the needs of our existing and future clients or to assimilate new employees successfully could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We may not be successful in achieving the expected benefits from our transaction with AVIVA in July 2008, which could have a material adverse effect on our business, results of operations, financial condition and cash flows. Furthermore, the term loan that we have incurred to fund the transaction may put a strain on our financial position.
In July 2008, we entered into a transaction with AVIVA consisting of (1) a share sale and purchase agreement pursuant to which we acquired all the shares of Aviva Global and (2) the AVIVA master services agreement pursuant to which we are providing BPO services to AVIVA’s UK and Canadian businesses. We completed our acquisition of Aviva Global in July 2008. Aviva Global was the business process offshoring subsidiary of AVIVA with facilities in Bangalore, India, and Colombo, Sri Lanka. In addition, through our acquisition of Aviva Global, we also acquired three facilities in Chennai, Bangalore and Sri Lanka in July 2008, and one facility in Pune in August 2008. The total consideration (including legal and professional fees) for this transaction with AVIVA amounted to approximately $249.0 million. We entered into a $200 million term loan facility with ICICI Bank UK Plc as agent, to fund, together with cash on hand, the consideration for the transaction. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” We cannot assure you that we will be able to grow our revenue, expand our service offerings and market share, or achieve the accretive benefits that we expected from our acquisition of Aviva Global and the AVIVA master services agreement.

Furthermore, the $200 million term loan may put a strain on our financial position. For example:
•	it could increase our vulnerability to general adverse economic and industry conditions;

•	it could require us to dedicate a substantial portion of our cash flow from operations to payments on the term loan, thereby reducing the availability of our cash flow to fund capital expenditures, working capital and other general corporate purposes;

•	it requires us to seek lender’s consent prior to paying dividends on our ordinary shares;

•	it limits our ability to incur additional borrowings or raise additional financing through equity or debt instruments; and

•	it imposes certain financial covenants on us which we may not be able to meet and this may cause the lenders to accelerate the repayment of the balance loan outstanding.
Wage increases may prevent us from sustaining our competitive advantage and may reduce our profit margin.
Salaries and related benefits of our operations staff and other employees in India are among our most significant costs. Wage costs in India have historically been significantly lower than wage costs in the US and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, rapid economic growth in India, increased demand for business process outsourcing to India, and increased competition for skilled employees in India may reduce this competitive advantage. In addition, if the US dollar or the pound sterling declines in value against the Indian rupee, wages in the US or the UK will further decrease relative to wages in India, which may further reduce our competitive advantage. We may need to increase our levels of employee compensation more rapidly than in the past to remain competitive in attracting the quantity and quality of employees that our business requires. Wage increases may reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Further, following our acquisitions of Aviva Global, BizAps and Chang Limited, our operations in the UK have expanded and our wage costs for employees located in the UK now represent a larger proportion of our total wage costs. Wage increases in the UK may therefore also reduce our profit margins and have a material adverse effect on our financial condition and cash flows.
Our operating results may differ from period to period, which may make it difficult for us to prepare accurate internal financial forecasts and respond in a timely manner to offset such period to period fluctuations.
Our operating results may differ significantly from period to period due to factors such as client losses, variations in the volume of business from clients resulting from changes in our clients’ operations, the business decisions of our clients regarding the use of our services, delays or difficulties in expanding our operational facilities and infrastructure, changes to our pricing structure or that of our competitors, inaccurate estimates of resources and time required to complete ongoing projects, currency fluctuation and seasonal changes in the operations of our clients. For example, our clients in the travel and leisure industry experience seasonal changes in their operations in connection with the year-end holiday season, as well as episodic factors such as adverse weather conditions. Transaction volumes can be impacted by market conditions affecting the travel and insurance industries, including natural disasters, outbreak of infectious diseases or other serious public health concerns in Asia or elsewhere (such as the outbreak of severe acute respiratory syndrome, or SARS, in 2003 in Asia, and more recently, the outbreak of the Influenza A (H1N1) virus in various parts of the world) and terrorist attacks. In addition, our contracts do not generally commit our clients to providing us with a specific volume of business.
In addition, the long sales cycle for our services, which typically ranges from three to 12 months, and the internal budget and approval processes of our prospective clients make it difficult to predict the timing of new client engagements. Revenue is recognized upon actual provision of services and when the criteria for recognition are achieved. Accordingly, the financial benefit of gaining a new client may be delayed due to delays in the implementation of our services. These factors may make it difficult for us to prepare accurate internal financial forecasts or replace anticipated revenue that we do not receive as a result of those delays. Due to the above factors, it is possible that in some future quarters our operating results may be significantly below the expectations of the public market, analysts and investors.
Our clients may terminate contracts before completion or choose not to renew contracts which could adversely affect our business and reduce our revenue.
The terms of our client contracts typically range from three to five years. Many of our client contracts can be terminated by our clients with or without cause, with three to six months’ notice and, in most cases, without penalty. The termination of a substantial percentage of these contracts could adversely affect our business and reduce our revenue. Contracts that will expire on or before March 31, 2010 (including work orders/statement of works that will expire on or before March 31, 2010 although the related master services agreement has been renewed) represent approximately 13% of our revenue and 18% of our revenue less repair payments from our clients in fiscal 2009. Failure to meet contractual requirements could result in cancellation or non-renewal of a contract. Some of our contracts may be terminated by the client if certain of our key personnel working on the client project leave our employment and we are unable to find suitable replacements. In addition, a contract termination or significant reduction in work assigned to us by a major client could cause us to experience a higher than expected number of unassigned employees, which would increase our cost of revenue as a percentage of revenue until we are able to reduce or reallocate our headcount. We may not be able to replace any client that elects to terminate or not renew its contract with us, which would adversely affect our business and revenue.
Some of our client contracts contain provisions which, if triggered, could result in lower future revenue and have an adverse effect on our business.
If our clients agree to provide us with a specified volume and scale of business or to provide us with business for a specified minimum duration, we may, in return, agree to include certain provisions in our contracts with such clients which provide for downward revision of our prices under certain circumstances. For example, certain client contracts provide that if during the term of the contract, we were to offer similar services to any other client on terms and conditions more favorable than those provided in the contract, we would be obliged to offer equally favorable terms and conditions to the client. This may result in lower revenue and profits under these contracts. Certain other contracts allow a client in certain limited circumstances to request a benchmark study comparing our pricing and performance with that of an agreed list of other service providers for comparable services. Based on the results of the study and depending on the reasons for any unfavorable variance, we may be required to make improvements in the service we provide or to reduce the pricing for services to be performed under the remaining term of the contract. Some of our client contracts provide that during the term of the contract and under specified circumstances, we may not provide similar services to their competitors. Some of our contracts also provide that, during the term of the contract and for a certain period thereafter ranging from six to 12 months, we may not provide similar services to certain or any of their competitors using the same personnel. These restrictions may hamper our ability to compete for and provide services to other clients in the same industry, which may result in lower future revenue and profitability.
Some of our contracts specify that if a change in control of our company occurs during the term of the contract, the client has the right to terminate the contract. These provisions may result in our contracts being terminated if there is such a change in control, resulting in a potential loss of revenue. Some of our client contracts also contain provisions that would require us to pay penalties to our clients if we do not meet pre-agreed service level requirements. Failure to meet these requirements could result in the payment of significant penalties by us to our clients which in turn could have an adverse effect on our business, results of operations, financial condition and cash flows.

We enter into long-term contracts with our clients, and our failure to estimate the resources and time required for our contracts may negatively affect our profitability.
The terms of our client contracts typically range from three to five years. In many of our contracts, we commit to long-term pricing with our clients and therefore bear the risk of cost overruns, completion delays and wage inflation in connection with these contracts. If we fail to estimate accurately the resources and time required for a contract, future wage inflation rates or currency exchange rates, or if we fail to complete our contractual obligations within the contracted timeframe, our revenue and profitability may be negatively affected.
Our profitability will suffer if we are not able to maintain our pricing and asset utilization levels and control our costs.
Our profit margin, and therefore our profitability, is largely a function of our asset utilization and the rates we are able to recover for our services. An important component of our asset utilization is our seat utilization rate which is the average number of work shifts per day, out of a maximum of three, for which we are able to utilize our work stations, or seats. If we are not able to maintain the pricing for our services or an appropriate seat utilization rate, without corresponding cost reductions, our profitability will suffer. The rates we are able to recover for our services are affected by a number of factors, including our clients’ perceptions of our ability to add value through our services, competition, introduction of new services or products by us or our competitors, our ability to accurately estimate, attain and sustain engagement revenue, margins and cash flows over increasingly longer contract periods and general economic and political conditions.
Our profitability is also a function of our ability to control our costs and improve our efficiency. As we increase the number of our employees and execute our strategies for growth, we may not be able to manage the significantly larger and more geographically diverse workforce that may result, which could adversely affect our ability to control our costs or improve our efficiency.
We have incurred losses in the past and have a limited operating history. We may not be profitable in the future and may not be able to secure additional business.
We incurred losses in each of the three fiscal years from fiscal 2003 through fiscal 2005. We expect our selling, general and administrative expenses to increase in future periods. If our revenue does not grow at a faster rate than these expected increases in our expenses, or if our operating expenses are higher than we anticipate, we may not be profitable and we may incur losses.
In addition, the offshore business process outsourcing industry is a relatively new industry, and we have a limited operating history. We started our business by offering business process outsourcing services as part of British Airways plc, or British Airways, in 1996. In fiscal 2003, we enhanced our focus on providing business process outsourcing services to third parties. As such, we have only focused on servicing third-party clients for a limited time. We may not be able to secure additional business or retain current business with third parties or add third party clients in the future.
If we cause disruptions to our clients’ businesses or provide inadequate service, our clients may have claims for substantial damages against us. Our insurance coverage may be inadequate to cover these claims and, as a result, our profits may be substantially reduced.
Most of our contracts with clients contain service level and performance requirements, including requirements relating to the quality of our services and the timing and quality of responses to the client’s customer inquiries. In some cases, the quality of services that we provide is measured by quality assurance ratings and surveys which are based in part on the results of direct monitoring by our clients of interactions between our employees and our client’s customers. Failure to consistently meet service requirements of a client or errors made by our associates in the course of delivering services to our clients could disrupt the client’s business and result in a reduction in revenue or a claim for substantial damages against us. For example, some of our agreements stipulate standards of service that, if not met by us, will result in lower payment to us. In addition, a failure or inability to meet a contractual requirement could seriously damage our reputation and affect our ability to attract new business.

Our dependence on our offshore delivery centers requires us to maintain active data and voice communications between our main delivery centers in India, Sri Lanka, Romania, the Philippines and the UK, our international technology hubs in the US and the UK and our clients’ offices. Although we maintain redundant facilities and communications links, disruptions could result from, among other things, technical and electricity breakdowns, computer glitches and viruses and adverse weather conditions. Any significant failure of our equipment or systems, or any major disruption to basic infrastructure like power and telecommunications in the locations in which we operate, could impede our ability to provide services to our clients, have a negative impact on our reputation, cause us to lose clients, reduce our revenue and harm our business.
Under our contracts with our clients, our liability for breach of our obligations is generally limited to actual damages suffered by the client and capped at a portion of the fees paid or payable to us under the relevant contract. To the extent that our contracts contain limitations on liability, such limitations may be unenforceable or otherwise may not protect us from liability for damages. In addition, certain liabilities, such as claims of third parties for which we may be required to indemnify our clients, are generally not limited under those agreements. Although we have commercial general liability insurance coverage, the coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, and our insurers may disclaim coverage as to any future claims. The successful assertion of one or more large claims against us that exceed available insurance coverage, or changes in our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have a material adverse effect on our business, reputation, results of operations, financial condition and cash flows.
We are liable to our clients for damages caused by unauthorized disclosure of sensitive and confidential information, whether through a breach of our computer systems, through our employees or otherwise.
We are typically required to manage, utilize and store sensitive or confidential client data in connection with the services we provide. Under the terms of our client contracts, we are required to keep such information strictly confidential. Our client contracts do not include any limitation on our liability to them with respect to breaches of our obligation to maintain confidentiality on the information we receive from them. We seek to implement measures to protect sensitive and confidential client data and have not experienced any material breach of confidentiality to date. However, if any person, including any of our employees, penetrates our network security or otherwise mismanages or misappropriates sensitive or confidential client data, we could be subject to significant liability and lawsuits from our clients or their customers for breaching contractual confidentiality provisions or privacy laws. Although we have insurance coverage for mismanagement or misappropriation of such information by our employees, that coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims against us and our insurers may disclaim coverage as to any future claims. Penetration of the network security of our data centers could have a negative impact on our reputation which would harm our business.
Failure to adhere to the regulations that govern our business could result in us being unable to effectively perform our services. Failure to adhere to regulations that govern our clients’ businesses could result in breaches of contract with our clients.
Our clients’ business operations are subject to certain rules and regulations such as the Gramm-Leach-Bliley Act and the Health Insurance Portability and Accountability Act in the US and the Financial Services Act in the UK. Our clients may contractually require that we perform our services in a manner that would enable them to comply with such rules and regulations. Failure to perform our services in such a manner could result in breaches of contract with our clients and, in some limited circumstances, civil fines and criminal penalties for us. In addition, our UK operations are subject to the Financial Services Act in the UK and we are required under various Indian laws to obtain and maintain permits and licenses for the conduct of our business. If we fail to comply with the Financial Services Act in the UK or any other applicable regulations, or if we do not maintain our licenses or other qualifications to provide our services, we may not be able to provide services to existing clients or be able to attract new clients and could lose revenue, which could have a material adverse effect on our business.

The international nature of our business exposes us to several risks, such as significant currency fluctuations and unexpected changes in the regulatory requirements of multiple jurisdictions.
We have operations in India, Sri Lanka, Romania, the Philippines and the UK, and we service clients across Europe, North America and Asia. Our corporate structure also spans multiple jurisdictions, with our parent holding company incorporated in Jersey, Channel Islands, and intermediate and operating subsidiaries incorporated in India, Sri Lanka, Mauritius, Romania, the Philippines, China, the Netherlands, Singapore, the US and the UK. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include:
•	significant currency fluctuations between the US dollar and the pound sterling (in which our revenue is principally denominated) and the Indian rupee (in which a significant portion of our costs are denominated);

•	legal uncertainty owing to the overlap of different legal regimes, and problems in asserting contractual or other rights across international borders;

•	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

•	potential tariffs and other trade barriers;

•	unexpected changes in regulatory requirements;

•	the burden and expense of complying with the laws and regulations of various jurisdictions; and

•	terrorist attacks and other acts of violence or war.
The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.
We may not succeed in identifying suitable acquisition targets or integrating any acquired business into our operations, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Our growth strategy involves gaining new clients and expanding our service offerings, both organically and through strategic acquisitions. Historically, we have expanded some of our service offerings and gained new clients through strategic acquisitions. For example, we acquired Aviva Global in July 2008, Business Applications Associate Limited, or BizAps, in June 2008, Chang Limited in April 2008, and Flovate Technologies Limited, or Flovate (which we subsequently renamed as WNS Workflow Technologies Limited), in June 2007. It is possible that in the future we may not succeed in identifying suitable acquisition targets available for sale on reasonable terms, have access to the capital required to finance potential acquisitions or be able to consummate any acquisition. The inability to identify suitable acquisition targets or investments or the inability to complete such transactions may affect our competitiveness and our growth prospects. In addition, our management may not be able to successfully integrate any acquired business into our operations and any acquisition we do complete may not result in long-term benefits to us. For example, if we acquire a company, we could experience difficulties in assimilating that company’s personnel, operations, technology and software, or the key personnel of the acquired company may decide not to work for us. The lack of profitability of any of our acquisitions could have a material adverse effect on our operating results. Future acquisitions may also result in the incurrence of indebtedness or the issuance of additional equity securities and may present difficulties in financing the acquisition on attractive terms. Further, we may receive claims or demands by the sellers of the entities acquired by us on the indemnities that we have provided to them for losses or damages arising from any breach of contract by us. Conversely, while we can claim against the sellers on their indemnities to us for breach of contract or breach of the representations and warranties given by the sellers in respect of the entities acquired by us, there can be no assurance that our claims will succeed, or if they do, that we will be able to successfully enforce our claims against the sellers at a reasonable cost. Acquisitions also typically involve a number of other risks, including diversion of management’s attention, legal liabilities and the need to amortize acquired intangible assets, any of which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
We recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 and may be required to record a significant charge to earnings in the future when we review our goodwill, intangible or other assets for potential impairment.
As of March 31, 2009, we had goodwill and intangible assets of approximately $81.7 million and $217.4 million, respectively, which primarily resulted from the purchases of Aviva Global, BizAps, Chang Limited, Marketics Technologies (India) Private Limited, or Marketics, Flovate, Town & Country Assistance Limited (which we subsequently rebranded as WNS Assistance) and WNS Global Services Private Limited, or WNS Global. Under US GAAP, we are required to review our goodwill, intangible or other assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill, intangible or other assets with indefinite lives are required to be tested for impairment at least annually. We performed an impairment review and recorded an impairment charge of $15.5 million to our earnings in fiscal 2008 relating to Trinity Partners. Although our impairment review of goodwill and intangible assets in fiscal 2009 did not indicate any impairment, we may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined. Such charges may have a significant adverse impact on our results of operations.
Our facilities are at risk of damage by natural disasters.
Our operational facilities and communication hubs may be damaged in natural disasters such as earthquakes, floods, heavy rains, tsunamis and cyclones. For example, during the floods in Mumbai in July 2005, our operations were adversely affected as a result of the disruption of the city’s public utility and transport services making it difficult for our associates to commute to our office. Such natural disasters may lead to disruption to information systems and telephone service for sustained periods. Damage or destruction that interrupts our provision of outsourcing services could damage our relationships with our clients and may cause us to incur substantial additional expenses to repair or replace damaged equipment or facilities. We may also be liable to our clients for disruption in service resulting from such damage or destruction. While we currently have commercial liability insurance, our insurance coverage may not be sufficient. Furthermore, we may be unable to secure such insurance coverage at premiums acceptable to us in the future or secure such insurance coverage at all. Prolonged disruption of our services as a result of natural disasters would also entitle our clients to terminate their contracts with us.
Our business may not develop in ways that we currently anticipate due to negative public reaction to offshore outsourcing, proposed legislation or otherwise.
We have based our strategy of future growth on certain assumptions regarding our industry, services and future demand in the market for such services. However, the trend to outsource business processes may not continue and could reverse. Offshore outsourcing is a politically sensitive topic in the UK, the US and elsewhere. For example, many organizations and public figures in the UK and the US have publicly expressed concern about a perceived association between offshore outsourcing providers and the loss of jobs in their home countries.
In addition, there has been publicity about the negative experiences, such as theft and misappropriation of sensitive client data, of various companies that use offshore outsourcing, particularly in India. Current or prospective clients may elect to perform such services themselves or may be discouraged from transferring these services from onshore to offshore providers to avoid negative perceptions that may be associated with using an offshore provider. Any slowdown or reversal of existing industry trends towards offshore outsourcing would seriously harm our ability to compete effectively with competitors that operate out of facilities located in the UK or the US.
A variety of US federal and state legislations have been proposed that, if enacted, could restrict or discourage US companies from outsourcing their services to companies outside the US. For example, legislation has been proposed that would require offshore providers of services requiring direct interaction with clients’ customers to identify to clients’ customers where the offshore provider is located. There is also no assurance that the UK would not introduce legislation that would restrict or discourage offshore outsourcing. Because some of our clients are located in the US and the UK, any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely impact our ability to do business with US or UK clients, or restrict the ability of our UK subsidiaries from outsourcing our UK clients’ service requirements to our Indian subsidiaries. This could have a material and adverse effect on our business, results of operations, financial condition and cash flows. In addition, it is possible that legislation could be adopted that would restrict US private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. This would affect our ability to attract or retain clients that have such contracts.
We face competition from onshore and offshore business process outsourcing companies and from information technology companies that also offer business process outsourcing services. Our clients may also choose to run their business processes themselves, either in their home countries or through captive units located offshore.
The market for outsourcing services is very competitive and we expect competition to intensify and increase from a number of sources. We believe that the principal competitive factors in our markets are price, service quality, sales and marketing skills, and industry expertise. We face significant competition from our clients’ own in-house groups including, in some cases, in-house departments operating offshore or captive units. Clients who currently outsource a significant proportion of their business processes or information technology services to vendors in India may, for various reasons, including diversifying geographic risk, seek to reduce their dependence on any one country. We also face competition from onshore and offshore business process outsourcing and information technology services companies. In addition, the trend toward offshore outsourcing, international expansion by foreign and domestic competitors and continuing technological changes will result in new and different competitors entering our markets. These competitors may include entrants from the communications, software and data networking industries or entrants in geographic locations with lower costs than those in which we operate.
Some of these existing and future competitors have greater financial, human and other resources, longer operating histories, greater technological expertise, more recognizable brand names and more established relationships in the industries that we currently serve or may serve in the future. In addition, some of our competitors may enter into strategic or commercial relationships among themselves or with larger, more established companies in order to increase their ability to address client needs, or enter into similar arrangements with potential clients. Increased competition, our inability to compete successfully against competitors, pricing pressures or loss of market share could result in reduced operating margins which could harm our business, results of operations, financial condition and cash flows.
Our controlling shareholder, Warburg Pincus, is able to control or significantly influence our corporate actions.
Warburg Pincus beneficially owns approximately 50% of our shares. As a result of its ownership position, Warburg Pincus has the ability to control or significantly influence matters requiring shareholder and board approval including, without limitation, the election of directors, significant corporate transactions such as amalgamations and consolidations, changes in control of our company and sales of all or substantially all of our assets. These actions may be taken even if they are opposed by the other shareholders.
We have certain anti-takeover provisions in our Articles of Association that may discourage a change in control.
Our Articles of Association contain anti-takeover provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include:
•	a classified board of directors with staggered three-year terms; and

•	the ability of our board of directors to determine the rights, preferences and privileges of our preferred shares and to issue the preferred shares without shareholder approval, which could be exercised by our board of directors to increase the number of outstanding shares and prevent or delay a takeover attempt.
These provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many shareholders. As a result, shareholders may be limited in their ability to obtain a premium for their shares.

It may be difficult for you to effect service of process and enforce legal judgments against us or our affiliates.
We are incorporated in Jersey, Channel Islands, and our primary operating subsidiary, WNS Global, is incorporated in India. A majority of our directors and senior executives are not residents of the US and virtually all of our assets and the assets of those persons are located outside the US. As a result, it may not be possible for you to effect service of process within the US upon those persons or us. In addition, you may be unable to enforce judgments obtained in courts of the US against those persons outside the jurisdiction of their residence, including judgments predicated solely upon the securities laws of the US.
Risks Related to India
A substantial portion of our assets and operations are located in India and we are subject to regulatory, economic, social and political uncertainties in India.
Our primary operating subsidiary, WNS Global, is incorporated in India, and a substantial portion of our assets and employees are located in India. We intend to continue to develop and expand our facilities in India. The government of India, however, has exercised and continues to exercise significant influence over many aspects of the Indian economy. The government of India has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in specified sectors of the economy, including the business process outsourcing industry. Those programs that have benefited us include tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. We cannot assure you that such liberalization policies will continue. Various factors, including a collapse of the present coalition government due to the withdrawal of support of coalition members or the formation of a new unstable government with limited support, could trigger significant changes in India’s economic liberalization and deregulation policies and disrupt business and economic conditions in India generally and our business in particular. The government of India may decide to introduce the reservation policy. According to this policy, all companies operating in the private sector in India, including our subsidiaries in India, would be required to reserve a certain percentage of jobs for the economically underprivileged population in the relevant state where such companies are incorporated. If this policy is introduced, our ability to hire employees of our choice may be restricted. Our financial performance and the market price of our ADSs may be adversely affected by changes in inflation, exchange rates and controls, interest rates, government of India policies (including taxation policies), social stability or other political, economic or diplomatic developments affecting India in the future.
India has witnessed communal clashes in the past. Although such clashes in India have, in the recent past, been sporadic and have been contained within reasonably short periods of time, any such civil disturbance in the future could result in disruptions in transportation or communication networks, as well as have adverse implications for general economic conditions in India. Such events could have a material adverse effect on our business, on the value of our ADSs and on your investment in our ADSs.
If the tax benefits and other incentives that we currently enjoy are reduced or withdrawn or not available for any other reason, our financial condition could be negatively affected.
Under the Indian Finance Act, 2000, except for three delivery centers located in Mumbai, Nashik and Pune, all our delivery centers in India benefit from a holiday from Indian corporate income taxes. As a result, our service operations, including any businesses we acquire, have been subject to relatively low Indian tax liabilities. We incurred minimal income tax expense on our Indian operations in fiscal 2009 and the first quarter of fiscal 2010 as a result of the tax holiday, compared to approximately $16.0 million and $2.9 million that we would have incurred if the tax holiday had not been available for the respective periods.
The Indian Finance Act, 2000 phases out the tax holiday for companies registered as an exporter of business process outsourcing services with the Software Technology Parks of India, or STPI, over a ten-year period from fiscal 2000 through fiscal 2009. In May 2008, the government of India passed the Indian Finance Act, 2008, which extended the tax holiday period by an additional year through fiscal 2010. In July 2009, the government of India vide Finance (No. 2) Bill, 2009 proposed to extend the STPI tax holiday period by an additional year through fiscal 2011. If this proposal is adopted and becomes effective, we would be entitled to claim a deferred tax credit on account of a reversal of deferred tax liability on intangibles, partially offset by a reversal of deferred tax assets on depreciation and lease rentals). The tax holiday enjoyed by our delivery centers located in Mumbai, Pune, Gurgaon, Bangalore, Chennai and Nashik will expire on April 1, 2011 except for the tax holiday enjoyed by three of our delivery centers located in Mumbai, Nashik and Pune which expired on April 1, 2007, April 1, 2008 and April 1, 2009, respectively. Our Sri Lankan subsidiaries and our joint venture company in the Philippines also benefit from similar tax exemptions. When our tax holiday expires or terminates, or if the applicable government withdraws or reduces the benefits of a tax holiday that we enjoy, our tax expense will materially increase and this increase will have a material impact on our results of operations. For example, in the absence of a tax holiday in India, income derived from India would be taxed up to a maximum of the then existing annual tax rate which, as of March 31, 2009, was 33.99%.
In May 2007, the Indian Finance Act, 2007 was adopted, with the effect of subjecting Indian companies that benefit from a holiday from Indian corporate income taxes to the minimum alternate tax, or MAT, at the rate of 11.33% in the case of profits exceeding Rs. 10 million and 10.3% in the case of profits not exceeding Rs. 10 million with effect from April 1, 2007. As a result of this amendment to the tax regulations, we became subject to MAT and are required to pay additional taxes commencing fiscal 2008. To the extent MAT paid exceeds the actual tax payable on our taxable income, we would be able to set off such MAT credits against tax payable in the succeeding seven years, subject to the satisfaction of certain conditions. In July 2009, the government of India vide Finance (No. 2) Bill, 2009 proposed to increase the MAT rate from 11.33% to 16.995% which will increase our cash payment of taxes. However., to the extent MAT paid exceeds the actual tax payable on our taxable income, we will be able to set off such MAT credits against tax payable in the succeeding ten years, subject to the satisfaction of certain conditions.
In addition, in May 2007, the Government of India implemented a fringe benefit tax on the allotment of shares pursuant to the exercise or vesting, on or after April 1, 2007, of options and restricted share units, or RSUs, granted to employees. The fringe benefit tax is payable by the employer at the current rate of 33.99% on the difference between the fair market value of the options and RSUs on the date of vesting of the options and RSUs, and the exercise price of the options and the purchase price (if any) for the RSUs, as applicable. In October 2007, the government of India published its guidelines on how the fair market value of the options and RSUs should be determined. The new legislation permits the employer to recover the fringe benefit tax from the employees. Accordingly, the terms of our award agreements with applicable employees in India under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan allow us to recover the fringe benefit tax from all our employees in India except those expatriate employees who are resident in India. In respect of these expatriate employees, we have sought and are waiting for clarification from the Indian and foreign tax authorities on the ability of such expatriate employees to set off the fringe benefit tax from the foreign taxes payable by them. If they are able to do so, we intend to recover the fringe benefit tax from such expatriate employees in the future.
In July 2009, the Government of India vide Finance (No. 2) Bill, 2009 proposed to withdraw the levy of fringe benefit tax on certain expenses incurred by an employer and share-based compensation provided to employees, by an employer. However, it has also been proposed that share-based compensation paid and other fringe benefits or amenities provided to employees would be taxable to employees as salary benefit and an employer would be required to withhold taxes payable thereon. If this proposal is adopted and becomes effective, we would be entitled to a credit on account of fringe benefit tax on certain expenses paid by us during the period from April 1, 2009 to June 30, 2009.
In 2005, the Government of India implemented the Special Economic Zones Act, 2005, or the SEZ legislation, with the effect that taxable income of new operations established in designated special economic zones, or SEZs, may be eligible for a 15-year tax holiday scheme consisting of a complete tax holiday for the initial five years and a partial tax holiday for the subsequent ten years, subject to the satisfaction of certain capital investment conditions. Our delivery center in Gurgaon benefits from this tax holiday which will expire in fiscal 2022. However, the Ministry of Finance in India has expressed concern about the potential loss of tax revenues as a result of the exemptions under the SEZ legislation. The SEZ legislation has been criticized on economic grounds by the International Monetary Fund and the SEZ legislation may be challenged by certain non-governmental organizations. It is possible that, as a result of such political pressures, the procedure for obtaining the benefits under the SEZ legislation may become more onerous, the types of land eligible for SEZ status may be further restricted or the SEZ legislation may be amended or repealed. Moreover, there is continuing uncertainty as to the governmental and regulatory approvals required to establish operations in the SEZs or to qualify for the tax benefit. This uncertainty may delay our establishment of operations in the SEZs.
Transfer pricing regulations to which we are subject require that any international transaction among WNS and its subsidiaries, or the WNS group enterprises, be on arm’s-length terms. We believe that the international transactions among the WNS group enterprises are on arm’s-length terms. If, however, the applicable tax authorities determine the transactions among the WNS group enterprises do not meet arms’ length criteria, we may incur increased tax liability, including accrued interest and penalties. This would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows. The applicable tax authorities may also disallow deductions or tax holiday benefits claimed by us and assess additional taxable income on us in connection with their review of our tax returns.
From time to time, we receive orders of assessment from the Indian tax authorities assessing additional taxable income on us and/or our subsidiaries in connection with their review of our tax returns. We currently have a few orders of assessment outstanding and are vigorously disputing those assessments. In case of disputes, the Indian tax authorities may require us to deposit with them all or a portion of the disputed amount pending resolution of the matter on appeal. Any amount paid by us as deposits will be refunded to us with interest if we succeed in our appeals. In January 2009, we received an order of assessment from the Indian tax authorities that we believe could be material to us given the magnitude of the claim. The order assessed additional taxable income for fiscal 2005 on WNS Global, our wholly-owned Indian subsidiary, that could give rise to an estimated Rs. 728.1 million ($15.2 million based on the exchange rate on June 30, 2009) in additional taxes, including interest of Rs. 225.9 million ($4.7 million based on the exchange rate on June 30, 2009). The assessment order alleges that the transfer price we applied to international transactions between WNS Global and our other wholly-owned subsidiaries was not appropriate, disallows certain expenses claimed as tax deductible by WNS Global and disallows a tax holiday benefit claimed by us. Further, in March 2009, we received from the Indian service tax authority an assessment order demanding payment of Rs. 348.1 million ($7.3 million based on the exchange rate on June 30, 2009) of service tax and penalty for the period from March 1, 2003 to January 31, 2005. The assessment order alleges that service tax is payable on BPO services provided by WNS Global to clients in India. After consultation with our Indian tax advisors, we believe the chances that either of these assessments would be upheld against us are remote. We intend to continue to vigorously dispute the assessment. No assurance can be given, however, that we will prevail in our tax disputes. If we do not prevail, payment of additional taxes, interest and penalties may adversely affect our results of operations, financial condition and cash flows. There can also be no assurance that we will not receive similar or additional orders of assessment in the future. See “Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Tax Assessment Orders.”
Terrorist attacks and other acts of violence involving India or its neighboring countries could adversely affect our operations, resulting in a loss of client confidence and adversely affecting our business, results of operations, financial condition and cash flows.
Terrorist attacks and other acts of violence or war involving India or its neighboring countries may adversely affect worldwide financial markets and could potentially lead to economic recession, which could adversely affect our business, results of operations, financial condition and cash flows. South Asia has, from time to time, experienced instances of civil unrest and hostilities among neighboring countries, including India and Pakistan. In previous years, military confrontations between India and Pakistan have occurred in the region of Kashmir and along the India/Pakistan border. There have also been incidents in and near India such as the recent bombings of the Taj Mahal Hotel and Oberoi Hotel in Mumbai, a terrorist attack on the Indian Parliament, troop mobilizations along the India/Pakistan border and an aggravated geopolitical situation in the region. Such military activity or terrorist attacks in the future could influence the Indian economy by disrupting communications and making travel more difficult. Resulting political tensions could create a greater perception that investments in Indian companies involve a high degree of risk. Such political tensions could similarly create a perception that there is a risk of disruption of services provided by India-based companies, which could have a material adverse effect on the market for our services.
Furthermore, if India were to become engaged in armed hostilities, particularly hostilities that were protracted or involved the threat or use of nuclear weapons, we might not be able to continue our operations.

Restrictions on entry visas may affect our ability to compete for and provide services to clients in the US and the UK, which could have a material adverse effect on future revenue.
The vast majority of our employees are Indian nationals. The ability of some of our executives to work with and meet our European and North American clients and our clients from other countries depends on the ability of our senior managers and employees to obtain the necessary visas and entry permits. In response to previous terrorist attacks and global unrest, US and European immigration authorities have increased the level of scrutiny in granting visas. Immigration laws in those countries may also require us to meet certain other legal requirements as a condition to obtaining or maintaining entry visas. These restrictions have significantly lengthened the time requirements to obtain visas for our personnel, which has in the past resulted, and may continue to result, in delays in the ability of our personnel to meet with our clients. In addition, immigration laws are subject to legislative change and varying standards of application and enforcement due to political forces, economic conditions or other events, including terrorist attacks. We cannot predict the political or economic events that could affect immigration laws, or any restrictive impact those events could have on obtaining or monitoring entry visas for our personnel. If we are unable to obtain the necessary visas for personnel who need to visit our clients’ sites or, if such visas are delayed, we may not be able to provide services to our clients or to continue to provide services on a timely basis, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Currency fluctuations among the Indian rupee, the pound sterling and the US dollar could have a material adverse effect on our results of operations.
Although substantially all of our revenue is denominated in pound sterling or US dollars, a significant portion of our expenses (other than payments to repair centers, which are primarily denominated in pound sterling) are incurred and paid in Indian rupees. We report our financial results in US dollars and our results of operations would be adversely affected if the Indian rupee appreciates against the US dollar or the pound sterling depreciates against the US dollar. The exchange rates between the Indian rupee and the US dollar and between the pound sterling and the US dollar have changed substantially in recent years and may fluctuate substantially in the future.
The average Indian rupee/US dollar exchange rate was approximately Rs. 46.10 per $1.00 (based on the spot rate) in fiscal 2009, which represented a depreciation of the Indian rupee of 14.9% as compared with the average exchange rate of approximately Rs. 40.13 per $1.00 (based on the spot rate) in fiscal 2008, which in turn represented an appreciation of the Indian rupee of 11.1% as compared with the average exchange rate of approximately Rs. 45.12 per $1.00 (based on the spot rate) in fiscal 2007. The average pound sterling/US dollar exchange rate was approximately £0.58 per $1.00 (based on the spot rate) in fiscal 2009, which represented a depreciation of the pound sterling of 14.3% as compared with the average exchange rate of approximately £0.50 per $1.00 (based on the spot rate) in fiscal 2008, which in turn represented an appreciation of the pound sterling of 5.7% as compared with the average exchange rate of approximately £0.53 per $1.00 (based on the spot rate) in fiscal 2007.
Our results of operations may be adversely affected if the Indian rupee appreciates significantly against the pound sterling or the US dollar or if the pound sterling depreciates against the US dollar. We hedge a portion of our foreign currency exposures using options and forward contracts. We cannot assure you that our hedging strategy will be successful or will mitigate our exposure to currency risk.
If more stringent labor laws become applicable to us, our profitability may be adversely affected.
India has stringent labor legislation that protects the interests of workers, including legislation that sets forth detailed procedures for dispute resolution and employee removal and legislation that imposes financial obligations on employers upon retrenchment. Though we are exempt from a number of these labor laws at present, there can be no assurance that such laws will not become applicable to the business process outsourcing industry in India in the future. In addition, our employees may in the future form unions. If these labor laws become applicable to our workers or if our employees unionize, it may become difficult for us to maintain flexible human resource policies, discharge employees or downsize, and our profitability may be adversely affected.

Risks Related to our ADSs
Substantial future sales of our shares or ADSs in the public market could cause our ADS price to fall.
Sales by us or our shareholders of a substantial number of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. These sales, or the perception that these sales could occur, also might make it more difficult for us to sell securities in the future at a time or at a price that we deem appropriate or pay for acquisitions using our equity securities. As of April 30, 2009, we had 42,628,583 ordinary shares outstanding, including 19,850,969 shares represented by 19,850,969 ADSs. In addition, as of April 30, 2009, there were options and RSUs outstanding under our 2002 Stock Incentive Plan and our Amended and Restated 2006 Incentive Award Plan to purchase a total of 3,456,627 ordinary shares or ADSs. All ADSs are freely transferable, except that ADSs owned by our affiliates, including Warburg Pincus, may only be sold in the US if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding may be sold in the United States if they are registered or qualify for an exemption from registration, including pursuant to Rule 144 under the Securities Act.
The market price for our ADSs may be volatile.
The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological developments;

•	regulatory developments in our target markets affecting us, our clients or our competitors;

•	actual or anticipated fluctuations in our three monthly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other companies engaged in business process outsourcing;

•	addition or loss of executive officers or key employees;

•	sales or expected sales of additional shares or ADSs; and

•	loss of one or more significant clients.
In addition, securities markets generally and from time to time experience significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
Holders of ADSs may be restricted in their ability to exercise voting rights.
At our request, the depositary of the ADSs will mail to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the ordinary shares represented by ADSs. If the depositary timely receives voting instructions from you, it will endeavor to vote the ordinary shares represented by your ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the ordinary shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner. Ordinary shares for which no voting instructions have been received will not be voted.

As a foreign private issuer, we are not subject to the proxy rules of the US Securities and Exchange Commission, or the SEC, which regulate the form and content of solicitations by US-based issuers of proxies from their shareholders. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.
We may be classified as a passive foreign investment company which could result in adverse United States federal income tax consequences to US Holders.
We believe we are not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our current taxable year ended March 31, 2009. However, we must make a separate determination each year as to whether we are a PFIC after the close of each taxable year. A non-US corporation will be considered a PFIC for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. As noted in our annual report for our taxable year ended March 31, 2007, our PFIC status in respect of our taxable year ended March 31, 2007 was uncertain. If we were treated as a PFIC for any year during which you held ADSs or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special elections.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: August 5, 2009

WNS (HOLDINGS) LIMITED
By:	/s/ Alok Misra
Name:	Alok Misra
Title:	Group Chief Financial Officer